     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998
                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            GENCOR INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                         DELAWARE                                                    59-0933147
              (State or other jurisdiction of                                     (I.R.S. Employer
              incorporation or organization)                                   Identification Number)

                          5201 N. ORANGE BLOSSOM TRAIL
                             ORLANDO, FLORIDA 32810
                                 (407) 290-6000
              (Address, including zip code, and telephone number,
       including area code, or registrant's principal executive offices)
                             ---------------------

                                  E.J. ELLIOTT
                      PRESIDENT AND CHAIRMAN OF THE BOARD
                            GENCOR INDUSTRIES, INC.
                          5201 N. ORANGE BLOSSOM TRAIL
                             ORLANDO, FLORIDA 32810
                                 (407) 290-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                WITH COPIES TO:

           RANDOLPH H. FIELDS, ESQ.                            BART FRIEDMAN, ESQ.
       GREENBERG TRAURIG HOFFMAN LIPOFF                      CAHILL GORDON & REINDEL
             ROSEN & QUENTEL, P.A.                               80 PINE STREET
      111 NORTH ORANGE AVENUE, SUITE 2000                      NEW YORK, NY 10005
            ORLANDO, FLORIDA 32801                               (212) 701-3000
                (407) 420-1000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                       PROPOSED             PROPOSED
                                                    AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
             TITLE OF SECURITIES                     TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
              TO BE REGISTERED                   REGISTERED(1)       PER SHARE(2)        OFFERING PRICE             FEE
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share.......      4,140,000           $24.3125           $100,653,750          $29,692.87
===============================================================================================================================

(1) Includes shares that may be sold to cover over-allotments.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices reported on the American Stock Exchange Composite Tape on June 10, 1998.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 12, 1998

                                3,600,000 SHARES

[LOGO]                      GENCOR INDUSTRIES, INC.

                                  COMMON STOCK
                                ($.10 PAR VALUE)

     Of the 3,600,000 shares of Common Stock offered hereby (the "Offering"), 3,000,000 shares are being offered by Gencor Industries, Inc., a Delaware corporation (the "Company" or "Gencor"), and 600,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

     The capital stock of the Company consists of Common Stock and Class B Stock. Each share of Common Stock and Class B Stock is entitled to one vote per share on all matters, except that, with respect to the election of directors, holders of Class B Stock, voting separately as a class, may elect 75% of the members of the board of directors, and holders of Common Stock, voting separately as a class, may elect the remaining 25% of the members of the board of directors.

     The Company's Common Stock is listed on the American Stock Exchange ("AMEX") under the symbol "GX." On June 10, 1998, the last reported sale price of the Common Stock on the AMEX Composite Tape was $24.25 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================================
                                                  UNDERWRITING                                PROCEEDS
                                PRICE TO          DISCOUNTS AND         PROCEEDS TO          TO SELLING
                                 PUBLIC          COMMISSIONS(1)         COMPANY(2)          STOCKHOLDERS
------------------------------------------------------------------------------------------------------------
Per Share.................          $                   $                    $                    $
------------------------------------------------------------------------------------------------------------
Total(3)..................         $                   $                    $                    $
============================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $350,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 540,000 additional shares of Common Stock solely to cover over-allotments. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will
    be $         , $         , and $         , respectively. See "Underwriting."

     The shares of Common Stock offered hereby are being offered by the several Underwriters, subject to prior sale, when, as and if accepted by them and subject to certain prior conditions including the right of the Underwriters to reject any order in whole or in part. It is expected that the Common Stock will
be available for delivery on or about             , 1998 at the offices of
Schroder & Co. Inc., New York, New York.

SCHRODER & CO. INC.
             MCDONALD & COMPANY
                   SECURITIES, INC.
                          CREDIT LYONNAIS SECURITIES (USA) INC.
                                      BLUESTONE CAPITAL PARTNERS, L.P.

                                           , 1998

                             ARTWORK -- WORLD MAP,
                         NOTING LOCATIONS OF FACILITIES
                                 OF THE COMPANY
                              [INSIDE FRONT COVER]

                 [FOLD OUT -- PHOTOGRAPHS OF COMPANY PRODUCTS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the terms "Company" and "Gencor" refer to Gencor Industries, Inc. and its subsidiaries. Unless otherwise indicated, or the context otherwise requires, all information in this Prospectus (i) is based on the assumption that the Underwriters' over-allotment option is not exercised and (ii) gives retroactive effect to the two-for-one split of the Common Stock in May 1998 and the two-for-one split of the Common Stock in May 1997 (the "Stock Splits").

                                  THE COMPANY

OVERVIEW

     The Company is a leading manufacturer of process machinery for a wide variety of end-markets. Products include machinery used in the production of highway construction materials such as hot-mix asphalt, and machinery used to produce food products such as pelletized animal feeds, edible oils, sugar and citrus juices. The Company believes it has significant market share positions in its principal product lines. The Company's products are manufactured in 13 plants in the United States, Asia, Australia, Europe and South America and are sold through a combination of Company sales representatives, independent dealers and agents located throughout the world. The Company operates in two business groups: the Construction Equipment Group ("CEG") and the Consolidated Process Machinery Group ("CPM"). The core product in each group is "process machinery," designed to process and transform bulk materials into end products. As a result of the similar technologies shared by both business groups, the Company believes it is realizing operational synergies.

     CEG, which accounted for 46.2% of the Company's total consolidated revenue for the six month period ended March 31, 1998, designs and manufactures machinery and related equipment used for the production of asphalt and highway construction materials. CEG's principal products include asphalt plants, combustion systems and fluid heat transfer systems. CEG's technical and design capabilities, environmentally friendly process technology and wide range of products have enabled it to become a leading producer of asphalt production equipment worldwide. The Company believes CEG has the largest installed base of asphalt production plants in the United States.

     CEG's products are sold primarily to the highway construction industry. The principal factors driving demand for CEG's products are the level of government funding for domestic highway construction and repair, infrastructure development in emerging economies, the need for spare parts and a trend towards larger plants (e.g. drum mix asphalt production) resulting from asphalt production plant consolidation. On June 9, 1998, President Clinton signed the Transportation Equity Act for the 21st Century into law (the "Transportation Act"). The Transportation Act significantly increases authorized funding levels for transportation infrastructure and services. The Transportation Act, which is part of an overall effort to rebuild and repair aging interstate roads and highways, raised highway funding levels to approximately $28 billion per year over the next six years (compared to the approximately $20 billion that was authorized for 1997). The Company believes that this legislation will lead to an increase in demand for CEG's products.

     CPM, which accounted for 53.8% of the Company's total consolidated revenue for the six month period ended March 31, 1998, designs and manufactures process machinery used in the production of scientifically compounded animal feeds, edible oils, sugar and fruit juice concentrates. CPM's products include pellet mills, crushers, flakers, grinders, crystallizers, centrifuges and equipment used to concentrate juices, including presses, evaporators, heat exchangers and dryers. The Company believes CPM has the largest installed base of pelleting and grinding equipment in the world and that CPM's customers recognize its products for their reliability and technology. The

Company believes that its large installed base provides it with an advantage relative to its competition in continuing to grow its aftermarket sales.

     CPM's products are sold primarily to commercial agricultural companies, integrated food producers, feed mills and food processing companies. CPM's machinery enables its customers to manufacture food products more efficiently and is a widely accepted method of scientifically processing animal feed. Over the past several years, the domestic food processing machinery industry has experienced strong growth, partly as a result of rising demand from overseas markets which are increasingly adopting U.S. food production technologies. The Company believes that as living standards continue to improve worldwide, particularly in emerging economies, and the fragmented food processing industry continues to consolidate, demand will continue to grow for CPM's products.

     The Company generated sales for the six month period ended March 31, 1998 of $117.7 million, compared to sales of $83.9 million for the six month period ended March 31, 1997. Of the increase of $33.8 million, approximately $8.9 million is attributable to organic growth in the Company's continuing operations, while approximately $24.9 million resulted from the inclusion, in the most recent period, of Gumaco Industria E Comercio Limitada and other related companies ("Gumaco"), which the Company acquired effective July 1, 1997 and ACP Holdings PLC ("ACP"), which the Company acquired effective October 1, 1997. Operating income for the six month period ended March 31, 1998 was $14.6 million compared to operating income of $6.2 million for the six month period ended March 31, 1997. Approximately 35% of sales for the six months ended March 31, 1998 were generated outside of North America.

BUSINESS STRATEGY

     The Company's goal is to continue to improve its position as a technology and industry leader in markets driven by the essential needs and demands of a growing world population. Beginning in 1996, the Company undertook certain strategic initiatives designed to facilitate growth and further increase shareholder value.

     Capitalize on Product and Market Synergies. The Company believes that it can realize significant synergies by sharing technologies across its different product lines. For example, while CPM currently supplies centrifuges and crystallization towers which are used in the crystallization phase of sugar processing, management believes that by incorporating technology from its other business groups, the Company can develop new products such as dryers, conveyors and thermal fluid heat transfer systems to expand its presence in the entire sugar production process. The Company also recently developed synthetic fuel production plants which utilize components from both its CEG and CPM product lines and which created an additional market for the Company's products.

     Expand International Markets and Sales. In the six month period ended March 31, 1998, international sales constituted approximately 35% of total revenues. The Company has manufacturing facilities in eight countries and believes that international demand for its products is growing at a faster rate than domestic demand. The Company intends to expand its independent sales representative network outside North America in order to strengthen its market share in Latin America and the Pacific Rim. The Company also intends to utilize its substantial Brazilian manufacturing capacity to produce other CEG and CPM products in order to further penetrate South American markets.

     Grow Aftermarket Sales. The Company intends to utilize its installed base of asphalt and food processing equipment to expand its aftermarket sales. In addition, the Company has recently committed to make significant capital expenditures to further improve the profitability of the replacement parts portion of its pelleting business. The Company plans to purchase equipment that will enable the Company to manufacture replacement parts at less cost than it currently incurs. The Company also recently initiated restructuring in its parts sales operations to intensify telemarketing and to expand aftermarket sales in all of its business groups.

     Develop New Technological Innovations and Product Applications. The Company continually works with its customers to develop new and more efficient products to meet their needs. The Company intends to continue to focus on research and development so that it remains the leading technological innovator in its industry. The Company utilizes technologies involving advanced concepts and disciplines in environmental regulatory compliance, fuel efficiency, energy conservation, heat release and recovery, and noise attenuation and environmental compatibility in manufacturing machinery and plants. For example, one of the Company's subsidiaries developed the counterflow technology in asphalt plants, which recaptures and burns emissions and vapors resulting in a cleaner and more efficient manufacturing process.

     Emphasize Operating Efficiencies. The Company continually seeks to improve the profitability of its operations by maximizing the efficiency of its facilities while tightening controls on its operating and administrative costs. The Company believes that such efforts have resulted in higher marginal returns due to substantial improvements in throughput, capacity utilization and organizational efficiency.

     Pursue Strategic Acquisitions. A key component of the Company's growth strategy is the acquisition of complementary businesses that can effectively increase the Company's market share and operating efficiencies, while simultaneously expanding the Company's customer base and international presence. Some of the Company's businesses operate in fragmented industries which present consolidation opportunities. The Company will typically target acquisition candidates with (i) earnings accretion potential, (ii) complementary product lines and technologies, (iii) established technological and market leadership,
(iv) opportunities for economies of scale and synergies with the Company, (v) solid growth potential, and (vi) international exposure. The Company believes that its experience in identifying, completing, integrating and managing acquisitions, as well as its reduced debt level, pro forma for the Offering, position the Company favorably to execute this strategy.

     The following table summarizes the Company's history of principal acquisitions:

YEAR                 ACQUISITION                        PRINCIPAL PRODUCTS
----    -------------------------------------  -------------------------------------
1985    Beverley Group Ltd.                    Thermal fluid heaters and industrial
                                               incinerators
1986    Hy-Way Heat Company, Inc.              Fluid heat transfer systems and
                                               specialty tanks
1986    Bituma-Stor, Inc. and its wholly       Asphalt plants and hot mix asphalt
        owned subsidiary, Bituma Corporation   storage silos
1988    The Davis Line and its wholly owned    Batch mix asphalt plants, specialty
        subsidiary, Midwest Tank and           tanks and other products
        Construction Holding Corporation
1996    Process Equipment Division of          Pelleting, grinding, flaking, sugar
        Ingersoll-Rand Company ("PED")         processing and filtration equipment
1997    Gumaco Industria E Comercio Limitada   Citrus processing machinery and
        and other South American companies     equipment
1997    ACP Holdings PLC and subsidiaries      Road construction and crushing
                                               machinery

RECENT DEVELOPMENTS

     Following its business strategy to capitalize on product and market synergies, the Company recently developed synthetic fuel production plants which utilize components from both its CEG and CPM product lines and which created an additional market for the Company's products. In June 1998, the Company finalized agreements with Carbontronics, LLC ("Carbontronics") pursuant to which Gencor is obligated to manufacture and install four synthetic fuel production plants ("Fuel Plants") at three separate sites. Pursuant to agreements with Carbontronics, Gencor will receive a 40% equity interest in Carbontronics and is to receive a total of approximately $26 million for its machinery and technology. The economic benefits realizable by the Company on its equity interests depend, among other factors, on the plants being able to qualify for tax credits under Section 29 of the Internal Revenue Code of 1986 (the "Code"), and on the ability to produce and successfully market synthetic fuel, if any, produced by the Fuel Plants. Each Fuel Plant must be placed in service before July 1, 1998 in order for tax credits to be available on the output of the plant. See "Risk Factors -- Synthetic Fuel Investment."

                                     * * *

     The Company's executive offices are located at 5201 North Orange Blossom Trail, Orlando, Florida 32810, telephone (407) 290-6000.

                                  THE OFFERING

Common Stock offered by:
  The Company................................    3,000,000 shares(1)
  The Selling Stockholders...................      600,000 shares
                                                ------------
          Total..............................    3,600,000 shares
                                                ============

Common Stock outstanding after the Offering..   10,045,740 shares(1)(2)
Class B Stock outstanding after the
  Offering...................................    1,766,128(3)
                                                ------------
          Total common stock outstanding
            after the Offering...............   11,811,868(4)
                                                ============

Use of proceeds..............................   For repayment of debt and general corporate
                                                purposes

AMEX symbol..................................   GX

---------------

(1) Does not include up to 540,000 shares of Common Stock to be sold by the Company if the Underwriters' over-allotment option is exercised in full.

(2) Does not include 350,000 shares of Common Stock issuable upon the exercise of stock options outstanding as of April 30, 1998.

(3) Shares of Class B Stock may be converted into shares of Common Stock on a share for share basis. Does not include 1,616,000 shares of Class B Stock issuable upon the exercise of stock options outstanding as of April 30, 1998. See "Description of Capital Stock -- Conversion Rights Applicable to Class B Stock."

(4) Assumes conversion of the Class B Stock into shares of Common Stock. See "Description of Capital Stock -- Conversion Rights Applicable to Class B Stock."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
            (in thousands, except per share amounts and percentages)

                                                                                   SIX MONTHS ENDED
                                                    YEARS ENDED SEPTEMBER 30,         MARCH 31,
                                                   ----------------------------   ------------------
                                                    1995      1996       1997      1997       1998
                                                   -------   -------   --------   -------   --------
INCOME STATEMENT DATA:
Net revenue......................................  $58,944   $60,208   $195,313   $83,936   $117,667
Gross profit(1)..................................   16,181    15,674     52,435    23,275     38,395
Operating income.................................    3,871     5,240     18,206     6,168     14,566
Income before income taxes.......................    3,125     3,951     11,021     3,341      9,504
Net income.......................................    2,537     2,756      6,896     2,143      5,893
Diluted income per share(2)......................  $  0.36   $  0.38   $   0.74   $  0.24   $   0.60
Weighted average shares outstanding..............    7,047     7,163      9,326     8,826      9,883
Dividends paid per share.........................  $    --   $0.0125   $ 0.0125   $0.0125   $ 0.0250
AS ADJUSTED FOR THE OFFERING(3):
Net income.......................................                      $ 10,616             $  7,753
Diluted income per share.........................                          0.86                 0.60
Weighted average shares outstanding..............                        12,326               12,883
OTHER FINANCIAL DATA:
Depreciation and amortization....................  $   757   $   695   $  4,445   $ 2,659   $  3,190
Capital expenditures.............................      454     1,397      1,580     1,259      2,230
Gross margin.....................................     27.4%     26.0%      26.8%     27.7%      32.6%
Operating margin.................................      6.6%      8.7%       9.3%      7.3%      12.4%

                                                                AS OF MARCH 31, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(3)
                                                              --------   --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 42,178      $ 42,178
Total assets................................................   182,508       182,508
Total debt..................................................    91,205        22,624
Shareholders' equity........................................    26,802        95,383
Total debt to total capitalization(4).......................      77.3%         19.2%

---------------

(1) Equals Net Revenue less Production costs.

(2) Retroactively restated to effect the adoption of SFAS 128, "Earnings Per Share."

(3) As adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock at an assumed offering price of $24.25 per share and the application of net proceeds therefrom as set forth under "Use of Proceeds."

(4) Total capitalization reflects the total of long-term debt and stockholders' equity.

                                  RISK FACTORS

     This Prospectus and certain of the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. Statements in this Prospectus regarding future financial performance and other statements containing the words "expect," "believe," "anticipate," "project," "estimate," "predict," "intend" and similar expressions are forward-looking statements. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus, prior to making an investment in the Common Stock.

INTERNATIONAL EXPOSURE

     In the first six months of fiscal 1998, international sales represented approximately 35% of the Company's total revenues. The Company anticipates that international operations will continue to account for a significant portion of its business for the foreseeable future. As a result, the Company may be subject to certain risks, including difficulty in staffing and managing foreign subsidiary operations, difficulty in managing distributors and dealers, adverse tax consequences, political and economic instability of governments, and difficulty in accounts receivable collection. The Company is subject to the risks associated with the imposition of protective legislation and regulations, including those relating to import or export or otherwise resulting from trade or foreign policy, in the nations in which it now or in the future will conduct business. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions will be implemented by the U.S. or any other country upon the import or export of the Company's products. There can be no assurance that any of these factors, or the adoption of restrictive policies, will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company denominates some sales by foreign subsidiaries in local currency, and an increase in the relative value of the dollar against such currencies may lead to a reduction in sales and earnings. The Company's foreign currency exposures generally are not hedged and there can be no assurance that the Company's future results of operations and investments will not be adversely affected by currency fluctuations.

ACQUISITION STRATEGY; INTEGRATION OF ACQUIRED BUSINESSES

     As part of its growth strategy, the Company intends to evaluate the acquisitions of other companies, assets or product lines that would complement or expand its existing businesses or broaden its customer relationships. Although the Company conducts due diligence reviews of potential acquisition candidates, the Company may not be able to identify all material liabilities or risks related to potential acquisition candidates. There can be no assurance that the Company will be able to locate and acquire any business, retain key personnel and customers of an acquired business or integrate any acquired business successfully, including the recent acquisitions of PED, Gumaco and ACP. Additionally, there can be no assurance that financing for any acquisition, if necessary, will be available on acceptable terms, if at all, or that the Company will be able to accomplish its strategic objectives in connection with any acquisition. Although the Company periodically considers possible acquisitions, no specific acquisitions are probable as of the date of this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Business Strategy."

INDEBTEDNESS; FINANCIAL COVENANTS

     Upon completion of the Offering, the Company will have outstanding debt of approximately $22.6 million, representing 19.2% of its total capitalization. The Company's strategy contemplates continued strategic acquisitions, and a portion of the cost of such acquisitions may be financed through additional indebtedness. There can be no assurance that financing will continue to be available on terms acceptable to the Company or at all. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to fund scheduled investments and capital expenditures, to make future acquisitions and to absorb adverse operating results may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Senior Secured Credit Agreement dated December 10, 1996, as amended to date (the "Credit Facility") between the Company and the lenders party thereto imposes certain financial and operating covenants upon the Company, including, among others, restrictions on the ability of the Company to incur debt, or take certain other corporate actions. The Credit Facility also limits the amount of cash dividends that the Company may pay to a maximum of $250,000 per year, subject to compliance with other loan covenants. The Company was in compliance with these covenants as of March 31, 1998. In addition, the Credit Facility requires that the Company maintain certain financial ratios and provides for limitations on capital expenditures. The foregoing covenants may restrict the Company's ability to obtain additional funds, dispose of assets, or otherwise pursue its business strategies, and may impair the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions and other general corporate purposes. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Credit Facility.

CYCLICALITY OF DEMAND FOR COMPANY PRODUCTS

     Demand for the Company's products depends in part upon the level of capital and maintenance expenditures by its industrial customers, in particular those by the highway construction industry, commercial agricultural companies, integrated food producers, feed mills and food processing and production companies. These industries historically have been cyclical in nature and vulnerable to general downturns in the economy. Decreases in industry spending could have a material adverse effect upon demand for the Company's products and the Company's business, financial condition and results of operations.

     The agricultural industry serviced by the Company is susceptible to fluctuations caused by adverse weather, natural disasters, disease, governmental policies and similar adversities and factors beyond the Company's control. For example, as a result of the slaughter of animals caused by Mad Cow Disease and Swine Flu, there was a reduction of shipments of pelleting equipment to Europe by the Company's food processing division in the first six months of fiscal 1998. In addition, the effect on the Brazilian orange crop of adverse weather during the 1997 growing season may impact demand for the Company's products by the Brazilian citrus industry. General downturns in the agricultural sector, as well as the highway construction industry, could have a material adverse effect on the Company's business, financial condition and results of operations. See also "-- Quarterly Variations of Operating Results."

QUARTERLY VARIATIONS OF OPERATING RESULTS

     The Company's operating results historically have fluctuated from quarter to quarter as a result of a number of factors, including the value, timing and shipment of individual orders and the mix of products sold. Moreover, although revenues from certain large system contracts are recognized using the percentage of completion method of accounting, the Company generally recognizes product revenues upon shipment of its products. Accordingly, revenue in any quarter is primarily dependent on product shipment.

     The Company's asphalt production equipment operations are subject to seasonal fluctuation, which may lower sales and result in possible losses in the first and fourth fiscal quarters of each year. Traditionally, asphalt producers do not purchase new equipment for shipment during the summer and fall months to avoid disruption of their activities during peak periods of highway construction. Pelleting and other food production equipment products are less seasonal, but may result in lower demand in the second and third fiscal quarters. The Company expects seasonality to have less of an influence on future results of operations as it continues to add new companies and products and to grow in international markets. However, there can be no assurance that such additions and growth will reduce the seasonality of its product lines. See "Management's Discussion and Analysis of Financial Condition and Operations -- Overview."

COMPETITION

     The highway construction machinery and food process machinery industries are highly competitive. In each of the lines of business in which the Company provides goods and services, it competes with a variety of companies, many of which have greater financial and other resources than the Company, or are subsidiaries or divisions of larger organizations. In addition, the Company may encounter competition from new market entrants. There can be no assurance that competitors will not take actions, including developing new products, which could adversely affect the Company's sales and operating results. See
"Business -- Industry Overview" and "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company's business will continue to depend substantially upon the efforts, abilities and services of its executive officers and certain other key employees. The loss of one or more key employees could adversely affect the Company's operations. The Company's ability to attract and retain qualified engineers and other professionals, either through direct hiring, or acquisition of other businesses employing such professionals, will also be an important factor in determining the Company's future success.

INTELLECTUAL PROPERTY MATTERS

     The Company holds numerous patents covering technology and applications related to various products, equipment and systems, and numerous trademarks and trade names registered with the U.S. Patent and Trademark Office and in various foreign countries. There can be no assurance as to the breadth or degree of protection that existing or future patents or trademarks may afford the Company, or that any pending patent or trademark applications will result in issued patents or trademarks, or that the Company's patents, registered trademarks or patent applications, if any, will be upheld if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patents issued, licensed or sublicensed to the Company. Although the Company believes that none of its patents, technologies, products or trademarks infringe upon the patents, technologies, products or trademarks of others, it is possible that its existing patent, trademark or other rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur. In the event that the Company's products are deemed to infringe upon the patent or proprietary rights of others, the Company could be required to modify the design of its products, change the name of its products or obtain a license for the use of certain technologies incorporated into its products. There can be no assurance that the Company would be able to do any of the foregoing in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do so could have a material adverse effect on the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent, registered trademark or other proprietary right, and, if the Company's products are deemed to infringe upon the patents, trademarks or other proprietary rights of others, the Company could become liable for damages, which could also have a material adverse effect on the Company. See "Business -- Licenses, Patents and Trademarks."

PRODUCT LIABILITY

     The Company is engaged in a business that could expose it to possible liability claims for personal injury or property damage due to alleged design or manufacturing defects in the Com-pany's products. The Company believes that it meets existing professional specification standards recognized or required in the industries in which it operates, and has had no material product liability claims brought against it as of the date hereof. Although the Company currently maintains product liability coverage which it believes is adequate for the continued operation of its business, such insurance may prove inadequate or become difficult to obtain or unobtainable in the future on terms acceptable to the Company.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. The Company's business involves environmental management and issues typically associated with historical manufacturing operations. To date, the Company's cost of complying with environmental laws and regulations has not been material, but the fact that such laws or regulations are changed frequently makes predicting the cost or impact of such laws and regulations on its future operations uncertain. See
"-- Government Regulations" and "Business -- Environmental Matters."

SUPPLY AND PRICE OF RAW MATERIALS

     The principal raw materials used by the Company are steel and related products. The Company has no long-term supply agreements with any of its major suppliers. However, the Company has generally been able to obtain sufficient supplies of raw materials for its operations, and changes in prices of such materials historically have not had a significant effect on its operations. Although the Company believes that such raw materials are readily available from alternate sources, an interruption in the Company's supply of steel and related products or a substantial increase in the price of any of these raw materials could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sources of Supply and Manufacturing."

SYNTHETIC FUEL INVESTMENT

     Whether or not the Company will realize economic benefits from its equity interest in Carbontronics will depend, among other factors, on the Fuel Plants being able to qualify for tax credits under Section 29 of the Code and on the ability to produce and successfully market synthetic fuel, if any, produced by the Fuel Plants. Qualification for tax credits with regard to the synthetic fuel projects requires satisfying a number of statutory criteria, and there can be no guarantee that all of these criteria will be met. Section 29 of the Code imposes a requirement that a qualified project must be placed in service before July 1, 1998. Failure to meet this and other statutory requirements for any project could lead to the disqualification for tax credits. Tax credits are based on the heating value of the synthetic fuel produced and sold to unrelated parties. See "Prospectus Summary -- Recent Developments."

     Construction of each Fuel Plant and its related feed stock preparation facility involves a substantial number of risks, including shortages of equipment, material and labor, work stoppages, labor disputes, weather interference, unforeseen engineering, environmental and geological problems and unanticipated cost increases. Difficulties in obtaining any requisite licenses or permits could adversely affect the design, cost, completion or operation of a Fuel Plant. The Fuel Plant technology and equipment manufactured by the Company has only recently been developed and there can be no assurance that any of the Fuel Plants will operate as intended or that the technology to be employed in the projects will result in commercially viable synthetic fuel products. Operation of the Fuel Plants involves various risks, including the potential for breakdown or failure of equipment, the inability to obtain adequate supplies of suitable feed stock or binder material, or performance of the equipment below expected levels of output or efficiency, failure to keep on hand adequate supplies of spare parts or other raw materials, operator error, utility unavailability and catastrophic events such as fires, floods and earthquakes. There is no assurance that the synthetic fuel to be produced by the Fuel Plants can be marketed at prices and on terms that are financially advantageous.

     The synthetic fuel projects will be required to comply with a number of statutes and regulations relating to the health and safety of personnel and the public, including the identification, generation, storage, handling, transportation, disposal, record keeping, relating and reporting of and emergency response in connection with materials relating to the facility that may be hazardous or toxic, safety and health standards, practices and procedures applicable to construction and operation of the facility, and environmental protection requirements including standards and limitations relating to the discharge of air and water pollutants and discharge of solid waste. See
"Risks -- Environmental Matters."

GOVERNMENT REGULATIONS

     The Company is subject to a variety of governmental regulations relating to the manufacturing of the Company's products. Any failure by the Company to comply with present or future regulations could subject it to future liabilities, or the suspension of production that could have a material adverse effect on the Company's results of operations. Such regulations could also restrict the Company's ability to expand its facilities, or could require the Company to acquire costly equipment or to incur other expenses to comply with such regulations. Although the Company believes it has the design and manufacturing capability to meet all industry or governmental agency standards that may apply to its product lines, including all domestic and foreign environmental, structural, electrical and safety codes, there can be no assurance that governmental laws and regulations will not become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. The cost to the Company of such compliance to date has not materially affected the Company's business, financial condition or results of operations. There can be no assurance, however, that violations will not occur in the future as a result of human error, equipment failure or other causes. The Company's customers are also subject to extensive regulations, including those related to the workplace. The Company cannot predict the nature, scope or effect of governmental legislation, or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered, or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by the Company and could adversely affect the Company's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

     Many existing computer systems and applications, and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000. The Company relies on its computer systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems, customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. The Company is in the process of upgrading its software to address the year 2000 issue. The Company currently estimates that the costs associated with the year 2000 issue, and the consequences of incomplete or untimely resolution of the year 2000 issue, will not have a material adverse effect on the results of operations or financial position of the Company.

EFFECTIVE VOTING CONTROL BY PRINCIPAL STOCKHOLDERS

     The Company's executive officers and directors will beneficially own an aggregate of approximately 16.8% of the outstanding shares of Common Stock after this Offering (approximately 15.9% if the Underwriters' over-allotment option is exercised in full). Moreover, the Company's executive officers and directors beneficially own an aggregate of approximately 96.0% of the outstanding shares of the Company's $.10 par value Class B Stock ("Class B Stock"). The Class B Stock is entitled to elect 75% (calculated to the nearest whole number, rounding five-tenths to next highest whole number) of the members of the board of directors of the Company. As a result, these stockholders can elect more than a majority of the board of directors of the Company and exercise significant influence over most matters requiring approval by the Company's stockholders. This concentration of control may also have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock -- Antitakeover Effects of the Provisions of the Charter and By-Laws and of Delaware Law."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 10,045,740 shares of Common Stock outstanding (10,585,740 shares if the Underwriters' over-allotment option is exercised in full), substantially all of which will be freely tradeable without restriction or further registration under the Securities Act other than shares held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The Company, together with its executive officers and directors and the Selling Stockholders, who in the aggregate will own or have the right to acquire 1,914,000 shares of Common Stock upon completion of the Offering, have agreed that they will not directly or indirectly offer, sell or otherwise dispose of any shares of Common Stock, or other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock of the Company without the prior written consent of the Underwriters for a period of 180 days from the date of this Prospectus, with the exception of shares of Common Stock that the Company may issue in connection with acquisitions that may be made in the future or pursuant to the exercise of stock options. From time to time the Company may issue shares of Common Stock in acquisition transactions and in respect thereof, may be required to register the sale of such shares under the Securities Act. In such event, such shares would be freely tradeable during the effectiveness of any such registration unless subject to other restrictions. Sales of a substantial number of shares of Common Stock in the public market following this Offering, or the perception that such sales might occur after the applicable restrictions thereupon lapse could have a material adverse effect on the market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 3,000,000 shares (3,540,000 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock offered by the Company hereby (at an assumed public offering price of $24.25 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) are estimated to be approximately $68.6 million ($81.0 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use net proceeds from the sale of the shares offered by it hereby to repay outstanding term loans under its Credit Facility, thereby improving the Company's capital structure and enabling it to continue to pursue its acquisition strategy.

     The Company entered into the Credit Facility on December 10, 1996 in conjunction with its acquisition of CPM and has amended such Credit Facility to provide for, among other things, the Gumaco and ACP acquisitions during the second half of calendar 1997. Pursuant to the Credit Facility at April 30, 1998, the Company had $63.7 million in the aggregate outstanding under three term loans, and, may borrow up to $48 million under its revolving credit facility. The term loans amortize to maturity at various dates commencing December 2001 through December 2004, respectively. The revolving credit facility matures December 2001. At April 30, 1998 the Company had an aggregate of $30 million in borrowings outstanding under its revolving credit facility. The weighted average interest rate for all borrowings under these credit facilities was 8.6% for fiscal 1997. The indebtedness incurred under the Credit Facility was used to finance working capital needs, capital expenditures and recent acquisitions.

     The Company will not receive any of the proceeds from the sale of 600,000 shares by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the AMEX under the symbol "GX." The following table sets forth, for the quarterly periods indicated, the high and low sale prices of the Common Stock, as reported on the American Stock Exchange, and the cash dividends paid on the Common Stock.

                                                                                  DIVIDENDS PAID
                                                               HIGH       LOW       PER SHARE
                                                              -------   -------   --------------
FISCAL 1996
  First Quarter.............................................  $ 2.750   $ 1.875
  Second Quarter............................................    2.312     1.875      $0.0125
  Third Quarter.............................................    2.656     2.875
  Fourth Quarter............................................    4.250     1.875
FISCAL 1997
  First Quarter.............................................    4.625     3.250       0.0125
  Second Quarter............................................    5.187     3.687
  Third Quarter.............................................    7.500     3.656
  Fourth Quarter............................................    8.093     5.687
FISCAL 1998
  First Quarter.............................................   10.312     5.812       0.0250
  Second Quarter............................................   15.906     9.718
  Third Quarter (through June 10, 1998).....................   27.500    13.563

     On June 10, 1998, the last sale price of the Common Stock as reported on the AMEX Composite Tape was $24.25 per share. As of May 6, 1998, there were 430 holders of record of the Common Stock. The Company estimates that approximately 2,560 additional stockholders own Common Stock held for their accounts at brokerage firms and financial institutions.

     The payment of cash dividends by the Company has been and will continue to be at the discretion of the board of directors and will depend upon, among other factors, the capital requirements, operating results, financial condition and restrictions imposed by financing arrangements of the Company from time to time. The Credit Facility allows the Company to pay cash dividends not to exceed $250,000 in the aggregate in any fiscal year, subject to compliance with other loan covenants.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1998, as adjusted to reflect the sale of 3,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $24.25 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the historical consolidated financial statements of the Company and related notes, included elsewhere in this Prospectus.

                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                               ACTUAL          AS ADJUSTED
                                                              --------         -----------
                                                                 (IN THOUSANDS, EXCEPT
                                                                      PERCENTAGES)
Long-term debt, including current maturities:
  Revolving Credit Facility.................................  $ 25,000                --
  Term Loan Facility........................................    63,699          $ 20,118
  Other obligations.........................................     2,506             2,506
                                                              --------          --------
          Total long term debt..............................  $ 91,205          $ 22,624
                                                              ========          ========
Shareholders' Equity:
  Preferred stock, par value $0.10 per share; 300,000 shares authorized; none issued................................
  Common stock, par value $0.10 per share; 15,000,000 shares authorized; 6,545,740 shares issued (9,545,740, as
     adjusted)(1)...........................................  $    654          $    954
  Class B stock, par value $0.10 per share; 6,000,000 shares
     authorized; 1,766,128 shares issued(2).................       177               177
Capital in excess of par value..............................     9,356            77,637
Retained earnings...........................................    17,478            17,478
Cumulative translation adjustment...........................      (768)             (768)
Subscription receivable from officer........................       (95)              (95)
                                                              --------          --------
          Total shareholders' equity........................    26,802            95,383
                                                              --------          --------
          Total capitalization(3)...........................  $118,007          $118,007
                                                              ========          ========
Total debt to total capitalization..........................      77.3%             19.2%

---------------

(1) Does not include 350,000 shares of Common Stock issuable upon exercise of stock options with a weighted average exercise price of $1.96 per share outstanding as of April 30, 1998.

(2) Does not include 1,616,000 shares of Class B Stock issuable upon exercise of stock options with a weighted average exercise price of $2.15 per share outstanding as of April 30, 1998.

(3) Total capitalization reflects the total of long-term debt and shareholders' equity.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

     The following selected financial data with respect to the Company's Income Statements for the nine months ended September 30, 1993 and the years ended September 30, 1994, 1995, 1996 and 1997, and the Company's Balance Sheet Data as of September 30, 1993, 1994, 1995, 1996 and 1997, are derived from the Financial Statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data presented below for the six months ended March 31, 1997 and 1998 are unaudited and were prepared by management of the Company on the same basis as the audited Financial Statements included elsewhere herein and, in the opinion of management of the Company, include all adjustments necessary to present fairly the information set forth therein. The results for the six months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year ending September 30, 1998 or future periods. The following data should be read in conjunction with the Financial Statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" included elsewhere in this Prospectus.

                               NINE MONTHS                                               SIX MONTHS ENDED
                                  ENDED             YEARS ENDED SEPTEMBER 30,               MARCH 31,
                              SEPTEMBER 30,   --------------------------------------   --------------------
                                  1993         1994      1995      1996       1997       1997        1998
                              -------------   -------   -------   -------   --------   ---------   --------
INCOME STATEMENT DATA:
Net revenue.................     $43,642      $57,732   $58,994   $60,208   $195,313    $83,936    $117,667
Operating income............       2,072        3,560     3,871     5,240     18,206      6,168      14,566
Income before extraordinary
  gain......................         955        1,631     2,039     2,756      6,896      2,143       5,893
Extraordinary gain..........          --           --       498        --         --         --          --
                                 -------      -------   -------   -------   --------   --------    --------
         Net Income.........     $   955      $ 1,631   $ 2,537   $ 2,756   $  6,896   $  2,143    $  5,893
                                 =======      =======   =======   =======   ========   ========    ========
PER SHARE DATA:
Basic(1)
  Income before
    extraordinary gain......     $  0.15      $  0.26   $  0.29   $  0.39   $   0.85   $   0.27    $   0.71
  Extraordinary gain........          --           --      0.07        --         --         --          --
                                 -------      -------   -------   -------   --------   --------    --------
         Net income.........     $  0.15      $  0.26   $  0.36   $  0.39   $   0.85   $   0.27    $   0.71
                                 =======      =======   =======   =======   ========   ========    ========
Diluted(1)
  Income before
    extraordinary gain......     $  0.15      $  0.26   $  0.29   $  0.38   $   0.74   $   0.24    $   0.60
  Extraordinary gain........          --           --      0.07        --         --         --          --
                                 -------      -------   -------   -------   --------   --------    --------
         Net income.........     $  0.15      $  0.26   $  0.36   $  0.38   $   0.74   $   0.24    $   0.60
                                 =======      =======   =======   =======   ========   ========    ========
Cash dividends declared per
  common share..............     $    --      $    --   $    --   $0.0125   $ 0.0125    $0.0125    $ 0.0250
                                 =======      =======   =======   =======   ========   ========    ========

                                               AS OF SEPTEMBER 30,                       AS OF
                              ------------------------------------------------------   MARCH 31,
                                  1993         1994      1995     1996(2)     1997       1998
                              -------------   -------   -------   -------   --------   ---------
BALANCE SHEET DATA:
Current assets..............     $21,200      $23,437   $24,005   $69,813   $ 95,393   $105,191
Current liabilities.........      16,046       15,172    12,958    29,952     49,666     63,013
Total assets................      35,138       34,538    34,819   119,061    163,152    182,508
Long-term debt, excluding
  current maturities........      12,388       11,263    11,708    73,746     86,489     85,145
Shareholders' equity........       5,417        7,100     9,642    12,399     21,212     26,802

---------------

(1) Applicable amounts have been restated to give retroactive effect to the adoption of SFAS 128, "Earnings Per Share".

(2) Includes the Company's acquisition of CPM, effective as of September 30, 1996.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company achieved record sales and earnings in fiscal 1997, driven by the acquisitions of PED and Gumaco as well as continued strong demand for process machinery for highway construction materials. These record levels of operating results have continued in the first half of fiscal 1998, driven by the acquisition of ACP and synergistic benefits resulting from recent acquisitions.

     Through fiscal 1996, the Company operated primarily as a manufacturer of process machinery for the highway construction industry. In September 1996, the Company made a strategic decision to diversify into machinery for the food processing industry and acquired PED from Ingersoll-Rand (currently part of CPM). With this acquisition, the Company combined its leading process machinery technology with CPM's installed customer base and generated significant operational and marketing synergies. The Company's acquisition of Gumaco further expanded its food processing capabilities into new niche market areas while its acquisition of ACP broadened its highway construction material processing capabilities and provided CEG with greater access to international markets. Currently, CPM is the larger of the two business groups, contributing 53.8% of Company revenue and 49.8% of Company gross profit for the six month period ended March 31, 1998.

     The Company traditionally has experienced seasonality in its sales and earnings. Asphalt producers typically do not purchase new equipment for shipment during summer and fall months to avoid disruption of their activities during peak periods of highway construction and repair. This has often resulted in lower sales and earnings in the first and fourth fiscal quarters of each year. The Company's newer business line, food process machinery, is less seasonal, but does experience lower demand in the second and third fiscal quarters. The Company expects seasonality to have less of an influence on future results as CPM will help counteract CEG seasonality and as international diversification helps to counteract domestic trends. In addition, the agricultural industry serviced by the Company is susceptible to fluctuations caused by adverse weather, natural disasters, disease, governmental policies and similar adversities and factors beyond the Company's control.

     Revenues from contracts for the design and manufacture of certain custom equipment are recognized under the percentage-of-completion method. Revenue from all other sales are recorded as the products are shipped. The percentage-of-completion method of accounting for long term contracts recognizes revenue in proportion to actual labor costs incurred as compared with total estimated labor costs expected to be incurred during the entire contract. All selling, general and administrative expenses are charged to income as incurred. Provision is made for any anticipated contract losses in the period that the loss becomes evident.

CONSOLIDATED RESULTS OF OPERATIONS

     The consolidated statements of income, shareholders' equity and cash flows are presented for the years ended September 30, 1995, 1996 and 1997 and for the six months ended March 31, 1997 and 1998.

     The following table sets forth for the periods indicated, the Company's sales, gross profit and gross profit margin by the two principal markets and by international and domestic sales.

                             MARKET SECTOR ANALYSIS

                                                                            SIX MONTHS
                                          YEARS ENDED SEPTEMBER 30,      ENDED MARCH 31,
                                         ----------------------------   ------------------
                                          1995      1996       1997      1997       1998
                                         -------   -------   --------   -------   --------
                                                (IN THOUSANDS, EXCEPT PERCENTAGES)
SALES
Transportation........................   $58,944   $60,208   $ 64,928   $29,389   $ 54,331
Food..................................        --        --    130,385    54,547     63,336
                                         -------   -------   --------   -------   --------
          Total.......................   $58,944   $60,208   $195,313   $83,936   $117,667
                                         =======   =======   ========   =======   ========
GROSS PROFIT
Transportation........................   $16,181   $15,674   $ 19,125   $ 6,535   $ 19,260
Food..................................        --        --     38,230    16,740     19,135
                                         -------   -------   --------   -------   --------
          Total.......................   $16,181   $15,674   $ 57,355   $23,275   $ 38,395
                                         =======   =======   ========   =======   ========
GROSS PROFIT MARGIN
Transportation........................      27.5%     26.0%      29.5%     22.2%      35.4%
Food..................................        --        --       29.3%     30.7%      30.2%
          Total.......................      27.5%     26.0%      29.4%     27.7%      32.6%

                                                                            SIX MONTHS
                                          YEARS ENDED SEPTEMBER 30,      ENDED MARCH 31,
                                         ----------------------------   ------------------
                                          1995      1996       1997      1997       1998
                                         -------   -------   --------   -------   --------
                                                (IN THOUSANDS, EXCEPT PERCENTAGES)
SALES
International.........................   $ 2,517   $ 2,812   $ 61,209   $24,257   $ 40,680
Domestic..............................    56,427    57,396    134,104    59,679     76,987
                                         -------   -------   --------   -------   --------
          Total.......................   $58,944   $60,208   $195,313   $83,936   $117,667
                                         =======   =======   ========   =======   ========
GROSS PROFIT
International.........................   $   796   $   804   $ 14,588   $ 5,580   $ 10,645
Domestic..............................    15,385    14,870     42,767    17,695     27,750
                                         -------   -------   --------   -------   --------
          Total.......................   $16,181   $15,674   $ 57,355   $23,275   $ 38,395
                                         =======   =======   ========   =======   ========
GROSS PROFIT MARGIN
International.........................      31.6%     28.6%      23.8%     23.0%      26.2%
Domestic..............................      27.3%     25.9%      31.9%     29.7%      36.0%
          Total.......................      27.5%     26.0%      29.4%     27.7%      32.6%

  Six months ended March 31, 1997 compared with the six months ended March 31, 1998

     Net revenue for the six months ended March 31, 1998 increased by $33.8 million, or 40.2%, to $117.7 million from $83.9 million in the same period last year. The transportation group contributed $25.0 million and food processing equipment product lines added $8.8 million to the increase in net revenues. The increase in sales as a result of the recent acquisitions of ACP and Gumaco was $24.9 million. International sales, excluding the recent acquisitions, decreased by $8.5 million to $15.8 million, or 17% of net sales, principally as a result of an unusually high level of shipments during the first quarter of fiscal 1997 in Europe for the food processing division and the reduction of shipments to Europe in the first six months of fiscal 1998 related to the slaughter of animals caused by Mad Cow Disease and Swine Flu.

     Gross profit increased 65.0% to $38.4 million in the six months ended March 31, 1998 from $23.2 million in the same period of fiscal 1997. The transportation group contributed $12.7 million and food processing equipment product lines added $2.5 million to the increase in gross profit. The increase in gross profit as a result of the recent acquisitions was $6.2 million. Gross profit from international sales, excluding the recent acquisitions, decreased by $1.1 million to $4.4 million in the six months ended March 31, 1998. Gross profit as a percentage of sales increased to 32.6% in the six months ended March 31, 1998 from 27.7% in the prior period as a result of a more favorable product mix.

     Selling, general and administrative expenses increased to $22.5 million in the first six months of fiscal 1998 from $15.9 million in the same period of fiscal 1997 due primarily to the acquisitions of Gumaco and ACP. The transportation group selling, general and administrative expenses increased by $4.0 million and the food processing equipment selling, general and administrative expenses increased by $2.6 million.

     As a result of the above factors, operating income increased by $8.4 million to $14.6 million in the first six months of fiscal 1998 from $6.2 million in the first six months of fiscal 1997. The transportation group contributed $8.6 million of this increase, which was offset by a reduction in operating income of $0.2 million in the food processing equipment product lines. The increase in operating income as a result of the recent acquisitions of ACP and Gumaco was $0.3 million. Operating results from international activities, excluding the recent acquisitions, decreased by $1.0 million to produce a loss of $0.2 million in the first six months of 1998.

  Year ended September 30, 1997 compared with the year ended September 30, 1996

     Net sales for the twelve months ended September 30, 1997 were $195.3 million versus $60.2 million for the same period of 1996, an increase of $135.1 million or 224.4%. The increase resulted primarily from the inclusion of sales from the acquisition of CPM.

     Production costs were $142.9 million or 73.2% of net sales in fiscal 1997 versus $44.5 million or 74.0% of net sales in fiscal 1996. This increase in production costs is a result of the CPM acquisition.

     Selling, general, and administrative expenses increased in fiscal 1997 to $31.4 million from $8.2 million in fiscal 1996, due primarily to the CPM acquisition, including the related amortization of goodwill.

     The increase in interest expense reflects higher average borrowing, primarily as a result of financing the CPM acquisition.

     Net income increased in fiscal 1997 to $6.9 million from $2.8 million in fiscal 1996 as a result of the above factors.

  Year ended September 30, 1996 compared with the year ended September 30, 1995

     Net sales and revenue increased to $60.2 million in the twelve months ended September 30, 1996 as compared to $58.9 million in the twelve months ended September 30, 1995. Income before the extraordinary gain increased 35.2% from $2.0 million in the twelve months ended September 30, 1995 to $2.8 million in the 1996 period.

     Sales in the U.S. increased slightly from $56.4 million in 1995's twelve months to $57.4 million in the 1996 period. Production costs as a percentage of sales also increased slightly between the two periods. Operating expenses in the U.S. decreased $1.9 million in the twelve months ended September 30, 1996 from 20.9% of sales to 17.3% of sales. This increase resulted from a decrease in bad debt expense and outside service costs.

     Operating income in the U.S. increased from $3.7 million in the twelve months ended September 30, 1995 to $5.1 million in 1996, as a result of the higher sales volume and lower operating expenses.

     The Company's U.K. subsidiary's sales increased from $2.5 million in the twelve months ended September 30, 1995 to $2.8 million in fiscal 1996. Operating income in the U.K. decreased 19.2% from $.21 million in 1995 to $.17 million in 1996, as a result of sales of lower margin products.

     Consolidated non-operating income and expense increased from a net expense of $.7 million in the twelve months ended September 30, 1995 to $1.3 million in fiscal 1996, as a result of higher interest expense due to higher average outstanding debt balances combined with the loss of non-recurring equipment rental income in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     For the six months ended March 31, 1998, cash provided by operations was $9.9 million, an increase of $5.6 million, compared to fiscal 1997. This increase was due primarily to an increase in net income and collections of accounts receivable.

     Working capital decreased by $3.5 million to $42.2 million at March 31, 1998, principally as a result of an increase in short-term notes payable related to the credit facilities established by Gumaco and an increase in customer deposits and accrued expenses.

     Investing activities used $16.7 million in fiscal 1998 compared to $3.3 million in fiscal 1997, a change of $13.4 million, resulting primarily from the acquisition of ACP.

     Cash provided by financing activities was $6.2 million in fiscal 1998, primarily as a result of an increase in borrowings related to the new credit facilities established by Gumaco.

     As of March 31, 1998, the Company had a revolving credit facility providing a total of $48 million, of which $10 million remained unused. Interest rates vary at the Company's option, based on a factor applied to the prime rate or LIBOR. The weighted average interest rate for the borrowings under the revolving credit facility at March 31, 1998 was 8.33%. The revolving credit facility is payable through December 2001. Under the terms of its senior secured credit agreement, the Company is required to maintain compliance with certain financial and other covenants.

     Under the Company's Credit Facility, the Company has $63.7 million in the aggregate outstanding under three term loans which amortize to maturity at various dates beginning December 2001 through December 2004. The weighted average interest rate for these borrowings at March 31, 1998 was 8.46%.

     The Company's asphalt production equipment operations are subject to seasonal fluctuation, often resulting in lower sales in the first and fourth fiscal quarters of each period and much lower earnings or losses during such quarters. Traditionally, asphalt producers do not purchase new equipment for shipment during the summer and fall months to avoid disruption of their activities during peak periods of highway construction and repair. Pelleting and processing equipment products are much less seasonal, resulting in lower demand in the second and third fiscal quarters. The Company expects seasonality to have less of an influence on future results of operations as it continues to grow in international markets.

     Based upon its present plans, the Company believes that its working capital, operating cash flow and available credit resources will be adequate to repay current portions of long-term debt, to finance currently planned capital expenditures, and to meet the currently foreseeable liquidity needs of the Company.

                                    BUSINESS

OVERVIEW

     The Company is a leading manufacturer of process machinery for a wide variety of end-markets. Products include machinery used in the production of highway construction materials such as hot-mix asphalt and machinery used to produce food products such as pelletized animal feeds, edible oils, sugar and citrus juices. The Company believes it has significant market share positions in its principal product lines. The Company's products are manufactured in 13 plants in the United States, Asia, Australia, Europe and South America and are sold through a combination of Company sales representatives, independent dealers and agents located throughout the world. The Company operates in two business groups: CEG and CPM. The core product in each group is "process machinery," designed to process and transform bulk materials into end products. As a result of the similar technologies shared by both business groups, the Company believes it is realizing operational synergies.

     CEG, which accounted for 46.2% of the Company's total consolidated revenue for the six month period ended March 31, 1998, designs and manufactures machinery and related equipment used for the production of asphalt and highway construction materials. CEG's principal products include asphalt plants, combustion systems and fluid heat transfer systems. CEG's technical and design capabilities, environmentally friendly process technology and wide range of products have enabled it to become a leading producer of asphalt production equipment worldwide. The Company believes CEG has the largest installed base of asphalt production plants in the United States.

     CEG's products are sold primarily to the highway construction industry. The principal factors driving demand for CEG's products are the level of government funding for domestic highway construction and repair, infrastructure development in emerging economies, the need for spare parts and a trend towards larger plants (e.g. drum mix asphalt production) resulting from asphalt production plant consolidation. On June 9, 1998, President Clinton signed the Transportation Act into law. The Transportation Act significantly increases authorized funding levels for transportation infrastructure and services. The Transportation Act, which is part of an overall effort to rebuild and repair aging interstate roads and highways, raised highway funding levels to approximately $28 billion per year over the next six years (compared to approximately $20 billion that was authorized for 1997). The Company believes that this legislation will lead to an increase in demand for CEG's products.

     CPM, which accounted for 53.8% of the Company's total consolidated revenue for the six month period ended March 31, 1998, designs and manufactures process machinery used in the production of scientifically compounded animal feeds, edible oils, sugar and fruit juice concentrates. CPM's products include pellet mills, crushers, flakers, grinders, crystallizers, centrifuges and equipment used to concentrate juices, including presses, evaporators, heat exchangers and dryers. The Company believes CPM has the largest installed base of pelleting and grinding equipment in the world and that CPM's customers recognize its products for their reliability and technology. The Company believes that its large installed base provides it with an advantage relative to its competition in continuing to grow its aftermarket sales.

     CPM's products are sold primarily to commercial agricultural companies, integrated food producers, feed mills and food processing companies. CPM's machinery enables its customers to manufacture food products more efficiently and is a widely accepted method of scientifically processing animal feed. Over the past several years, the domestic food processing machinery industry has experienced strong growth, partly as a result of rising demand from overseas markets which are increasingly adopting U.S. food production technologies. The Company believes that as living standards continue to improve worldwide, particularly in emerging economies, and the fragmented food processing industry continues to consolidate, demand will continue to grow for CPM's products.

     The Company generated sales for the six month period ended March 31, 1998 of $117.7 million, compared to sales of $83.9 million for the six month period ended March 31, 1997. Of the increase of $33.8 million, approximately $8.9 million is attributable to organic growth in the Company's continuing operations, while approximately $24.9 million resulted from the inclusion, in the most recent period, of Gumaco and ACP. Operating income for the six month period ended March 31, 1998 was $14.6 million compared to operating income of $6.2 million for the six month period ended March 31, 1997. Approximately 35% of sales for the six months ended March 31, 1998 were generated outside of North America.

INDUSTRY OVERVIEW

     The Company competes principally in selected markets of the highway construction and food processing machinery industries.

  Highway Construction Industry -- Construction Equipment Group

     The road construction industry involves the building and maintenance of highways, roads and bridges. The process of building and maintaining roads includes materials production and application. The Company manufactures equipment primarily for the materials production phase of road construction. The principal material produced by the Company's equipment is a bituminous material known as hot-mix asphalt ("HMA"), which is 95% aggregate, reprocessed asphalt paving and mineral filler and 5% asphalt cement. HMA is the predominant material used in paving roads and is produced in continuous and batch type asphalt plants. Approximately 60% of the 3.9 million miles of roads in the U.S. are paved, of which 55% are paved with "high type" materials. Approximately 90% of the "high type" paved roads utilize HMA. The remaining 10% of "high type" roads are paved with concrete. HMA is the preferred paving material because it is more durable, economical, easily maintained, 100% recyclable, smoother and quieter to drive on. The United States and Europe are the largest producers of HMA, producing approximately 500 million tons and 269 million tons of HMA, respectively, in 1996.

     There are currently 4,000 to 5,000 asphalt production plants operating in the United States and 4,000 mixing plants operating in Europe. In 1997, the Company estimates approximately 100 asphalt plants were installed in the United States and approximately 400 asphalt plants were installed internationally. The Company's principal competitors in asphalt production plants include Ammann Group, Astec Industries, Benninghoven GmbH, CMI Corporation, Marini SpA, Parker International Ltd. and Teltomat Maschinen GmbH.

     During the construction of the Interstate Highway System, which began in 1953 and was completed in the mid-1970's, HMA production in the U.S. had a compounded annual growth rate of approximately 7.5%. The growth rate declined from the 1970's to the present due to the fact that HMA was required primarily for road maintenance and not new construction. However, the Company anticipates accelerated growth in the future, which will be driven by the need to rebuild and repair the aging interstate roads and highways in the U.S. and Europe as well as the development of road infrastructure projects in developing countries. Roads and bridges in the United States have deteriorated and continue to deteriorate at a faster rate than improvements are made. Sixty percent of the major roads are in poor to fair condition, and one-third of bridges are rated structurally deficient or functionally obsolete. The U.S. Department of Transportation has estimated that $357 billion is needed to improve the highway system to optimum levels over the next five years, while $264 billion is needed to maintain current conditions over the same period. On June 9, 1998, President Clinton signed into law a $203 billion Transportation Act which authorizes $167 billion for highway funding and $36 billion for mass transit funding over the next six years. The new highway funding levels are significantly greater than previous levels, increasing to $28 billion per year (up from approximately $20 billion in 1997), and are part of an overall effort to rebuild and repair aging interstate roads and highways. The highway construction industry is expected to benefit from this legislation. There is also a consolidation trend in the U.S. toward larger asphalt plants that meet stringent environmental requirements. The Company specializes in manufacturing large asphalt plants consistent with that trend. The international highway construction market is fragmented and also dependent upon government funding of infrastructure projects. Development varies from region to region, ranging from a very developed European infrastructure system to regions that are in the process of development to regions which have not yet started any infrastructure projects. Therefore, as these regions initiate and continue progress on road construction, international demand is expected to grow for asphalt production plants.

  Food Processing Machinery -- Consolidated Process Machinery Group

     The pelleting and particle size reduction equipment industry primarily serves the feed processing and oilseed extraction industries. In feed processing, pellet mills and particle size reduction equipment are used in the production of scientifically compounded animal and aquaculture feeds used by commercial feed companies and integrated food producers. Other uses for pellet machinery include bio-mass and synthetic fuels production, waste processing, as well as chemical and plastics manufacturing. Particle size reduction equipment and flaking mills are utilized in the preparation of oil-bearing grains for the extraction of vegetable oil. Particle size reduction equipment is also used in the pharmaceutical and dry chemical industries. In addition to the Company, major manufacturers include Andritz AG (Sprout-Matador A/S), Buhler Ltd, Dorsser, Jacobson LLC, Kahl, Landers and UMT. The Company estimates that in 1997, worldwide sales of pelleting equipment were approximately $150 million, and particle reduction equipment sales were approximately $60 million worldwide.

     The world's food output is increasingly dependent upon improved management and technology. Manufactured feed is necessary to produce high quality animal products efficiently. The pellet mill is the only widely accepted process which can scientifically process grain and compound the mineral concentrations, thus increasing the grain-to-meat conversion ratio, improving palatibility, eliminating selectivity and reducing waste and handling problems. This translates into savings via faster growing and higher yielding livestock as well as reduced production costs. Pellet feeds also allow livestock producers to custom blend feeds to meet specific needs. Approximately 600 million tons of feed are produced each year with the United States/Canada and Asia as the largest producers. Manufactured feed production has been increasing in Asian and Latin American countries at a much faster rate than in the United States and Europe. Globally, approximately 45% of all manufactured feed is pelleted. Although feed is produced by 25,000 companies around the world, 25% of feed mills produce about 75% of the world's feed. Growth in the feed processing industry is driven primarily by the increased consumption of meat. Worldwide consumption of intensively farmed poultry, pork, finfish, shellfish and milk products continues to rise. Other sources of the rising worldwide demand for feed products are: the expanding population, the general expansion of global trade and the dramatic increase in personal income in key developing countries, particularly in Asia and Latin America. There is also a general trend toward increased meat consumption per capita in countries and regions with improving economic conditions. Approximately 247 million metric tons of oilseed crush are produced annually, primarily in the United States/Canada, Asia and Latin America. Trends in the oilseed market are similar to those in the feed industry. Growth in the oilseed processing market is driven primarily by demand from the feed industry for high protein soybean meal and demand for vegetable oils and margarine for human consumption.

     The sugar processing industry produces sugar from extracted sugar cane and sugar beet juices. In the final stages of processing, sugar crystals are extracted with crystallization towers and centrifuges. The Company manufactures equipment specifically for the crystallization phase of the sugar production process and manufactures both batch and continuous centrifuges as well as crystallization towers. The batch centrifuge produces the highest quality of sugar crystals and is used in the final stage of the sugar refinement process. The continuous centrifuge is lower in cost but provides more output as it processes in a "continuous" mode. Continuous centrifuges are used in the preliminary stages of the crystallization process.

     The Company estimates that the annual worldwide market for equipment in the crystallization phase of sugar production is approximately $75 to $100 million. In addition to the Company, major producers of crystallization equipment include Braunschweigische Maschinen GmbH, Dorr-Oliver Inc., Fives Cail Babcock, Tsukishima Kikai Ltd. and The Western States Machine Company. Approximately 117 million tons of sugar are produced each year. Major production regions are Asia/Australia, India, and Latin America. Sugar production growth typically follows population trends and increases about two to three percent each year. The United States is a relatively small sugar producer relative to the total market, and the high per capita consumption of artificial sweeteners impacts sugar usage in the United States. Growth in the market for crystallization equipment is driven by modernization requirements, including mill expansions, consolidations and upgrades for both increased volume and increased efficiency to lower production costs. Worldwide, the industry trend is moving towards larger mills with larger equipment, greater capacity, and longer production runs to increase efficiency from higher production volume.

     The citrus processing equipment industry manufactures plants to extract, concentrate and freeze citrus fruit juices. In processing, juice is extracted and then polished with a finisher which removes pulp and seeds. The juice may then be pasteurized and packed as Not From Concentrate ("NFC") juice or it may be concentrated in evaporators, standardized and stored as Frozen Concentrated Orange Juice ("FCOJ") at temperatures below 20 degreesF. Most large processors also dry the citrus waste which is then used to produce cattle feed as well as produce essences and peel oil which is either centrifuged or steam distilled. The Company manufactures most of the equipment in the processing plant except for the extractors, cold pressed oil recovery equipment and finishers.

     The orange is the most widely processed fruit with orange juice accounting for 65% of all juice sales during the 1996-97 season. In the 1996-97 season, approximately 56 million metric tons of oranges were produced, of which Brazil produced 29% and the United States produced 23%. Brazil and the United States processed approximately 88% of the 22,475,000 metric tons of oranges processed worldwide. Other top orange-growing countries include Mexico, Spain, Egypt, China and Italy. Brazil has been the top producer of oranges in the world since the 1980s. The Brazilian citrus industry began as a result of the freeze that destroyed Florida orange groves in 1962. In Brazil, nearly 100% of the oranges processed are used to produce FCOJ. In Florida, approximately 71% of the oranges are processed for FCOJ and 29% are processed for NFC. Worldwide, citrus processing machinery sales in 1997 are estimated at approximately $60 million. Very few competitors exist in the industry as the Company holds an 85% market share in the FCOJ market. Most competitors are international companies with niche markets in citrus and other fruits in certain geographic regions and, in addition to the Company, include APV (a Siebe Group Company), FMC Corporation, GEA AG, Schmidt-Bretten GmbH, and Unipektin AG. Growth in the market for citrus processing machinery is driven by increased worldwide demand for high quality premium juice products, the start up of production and processing of oranges and other fruits in other countries, and new product applications for non-citrus fruits as well as non-fruit products.

BUSINESS STRATEGY

     Beginning in 1996, the Company undertook certain strategic initiatives designed to facilitate growth and further increase shareholder value. The Company's goal is to continue to improve its position as a technology and industry leader in markets driven by the essential needs of a growing world population.

     Capitalize on Product and Market Synergies. The Company's core product is process machinery. As a result of similar technologies shared by both of its business groups, the Company believes that it can realize significant synergies by sharing technologies across its different product lines and cross-selling products in different geographical markets. Furthermore, by leveraging on the wide range of products and services offered through both of its business groups, the Company believes that it can better serve the needs of domestic and international customers and markets. For example, while the Company currently supplies centrifuges and crystallization towers which are used in the crystallization phase of sugar processing, management believes that by incorporating technology from other business groups, the Company can develop new products such as dryers, conveyors and thermal fluid heat transfer systems to expand its presence in the entire sugar production process. The Company also has recently developed synthetic fuel production plants which utilize components from both its CEG and CPM product lines and which have created an additional market for the Company's products.

     Expand International Markets and Sales. In the six month period ended March 31, 1998, international sales constituted approximately 35% of total sales. The Company has manufacturing facilities in eight countries and believes that international demand for its products is growing at a faster rate than domestic demand. The Company believes that its ability to grow internationally through its worldwide sales and manufacturing facilities is central to maintaining and expanding its market position. The Company intends to expand its independent sales representative network outside North America in order to strengthen its market share in Latin America and the Pacific Rim. The Company also intends to utilize its substantial Brazilian manufacturing capacity to produce other CEG and CPM products in order to further penetrate South American markets. Furthermore, as a result of its recent acquisitions, the Company believes it is already well positioned in many international markets including Europe, the Far East, Australia and Latin America where the Company believes there is significant potential for its products. The ACP acquisition has also added a complementary line of construction equipment machinery which is ideally suited for developing economies which demand smaller batch type asphalt plants and equipment.

     Grow Aftermarket Sales. The Company intends to utilize its installed base of asphalt and food processing equipment to expand its aftermarket sales. In addition, the Company has recently committed to making significant capital expenditures to further improve the profitability of the replacement parts portion of its pelleting business. The Company plans to purchase equipment that will enable it to manufacture replacement parts at a lower cost than it currently incurs. The Company also recently initiated restructuring in its parts sales operations to intensify telemarketing and to expand aftermarket sales in all of its business groups.

     Develop New Technological Innovations and Product Applications. The Company continually works with its customers to develop new and more efficient products to meet their needs. The Company intends to continue to focus on research and development so that it remains the leading technological innovator in its industry. The Company utilizes technologies involving advanced concepts and disciplines in environmental regulatory compliance, fuel efficiency, energy conservation, heat release and recovery and noise attenuation and environmental comparability in manufacturing machinery and plants. For example, one of the Company's subsidiaries developed the counterflow technology in asphalt plants, which recaptures and burns emissions and vapors, resulting in a cleaner and more efficient manufacturing process. The Company also recently developed new applications for its products in other industries such as the pharmaceutical, waste treatment, chemical and petrochemical industries.

     Emphasize Operating Efficiencies. The Company continually seeks to improve the profitability of its operations by maximizing the efficiency of its facilities while tightening controls on its operating and administrative costs. The Company believes that such efforts have resulted in higher marginal returns due to substantial improvements in throughput, capacity utilization and organizational efficiency. The Company also expects to achieve significant economies of scale in conjunction with it acquisition strategy. The Company expects to (i) consolidate facilities and reduce duplicative functions of newly acquired businesses; (ii) emphasize products that yield higher margins, including replacement parts; (iii) leverage purchasing power with suppliers; and
(iv) take advantage of cross-selling opportunities.

     Pursue Strategic Acquisitions. A key component of the Company's growth strategy is the acquisition of complementary businesses that can effectively increase the Company's market share and operating efficiencies, while simultaneously expanding the Company's customer base and international presence. Some of the Company's businesses operate in fragmented industries which present consolidation opportunities. The Company will typically target acquisition candidates with (i) earnings accretion potential, (ii) complementary product lines and technologies, (iii) established technological and market leadership, (iv) opportunities for economies of scale and synergies with the Company, (v) solid growth potential, and (vi) international exposure. The Company believes that its experience in identifying, completing, integrating and managing acquisitions, as well as the Company's reduced debt level, pro forma for the Offering, position the Company favorably to execute this strategy.

ACQUISITION HISTORY

     The Company believes that its management team has demonstrated the ability to identify, complete and integrate strategic acquisitions. In 1968, the foundation of the Company was formed by the merger of Mechtron Corporation with General Combustion, Inc. and Genco Manufacturing, Inc. The new entity reincorporated in Delaware in 1969 and adopted the name Mechtron International Corporation in 1970. In 1985, the Company began a series of acquisitions into related fields starting with the Beverley Group Ltd. in the United Kingdom. Hy-Way Heat Company, Inc. and the Bituma Group were acquired in 1986. In 1987, the Company changed its name to Gencor Industries, Inc. and acquired the Davis Line and its subsidiaries in 1988.

     Beginning in 1996, the Company sought to diversify and expand its "process machinery" product lines and markets in order to facilitate more opportunities for growth and reduce seasonality in quarterly earnings. At the end of fiscal 1996, the Company embarked on its new strategy with the opportunistic acquisition of PED (now CPM). CPM shared complementary technologies with the Company's existing highway construction equipment business and enabled the Company to enter a new industry, food processing machinery, as well as new international markets. Less than a year later, the Company furthered its expansion into the food processing machinery industry with the acquisition of Gumaco in Brazil. The Company then continued to expand its penetration in the highway construction industry with the acquisition of ACP in 1997.

  Acquisitions

     Building on the base of its combustion and asphalt machinery business, the Company has successfully made the following acquisitions in process machinery:

        - Process Equipment Division of Ingersoll-Rand Company. Effective September 30, 1996, the PED acquisition (which subsequently became the basis of the Company's CPM business), initiated the Company's strategy of acquiring complementary process machinery businesses. The acquisition nearly tripled the Company's revenues and provided it with significant market share positions in new niche markets which manufacture equipment to process food products such as pelletized animal feeds, sugar and edible oils. Furthermore, the expansion into the food machinery industry reduced the seasonality in the Company's quarterly earnings since the slower quarters for construction equipment are typically the strongest quarters for food processing machinery and vice versa. The Company believes that CPM has the largest installed base of pelleting and grinding equipment in the world, which provides the Company with a competitive advantage in growing its aftermarket sales. In addition, the acquisition provided the Company with strategic access into international markets through CPM's manufacturing facilities in Sweden, the Netherlands and Singapore as well as created the opportunity for cross-selling with CEG.

        - Gumaco Industria E Comercio Limitada. Effective July 1, 1997 the Company acquired Gumaco and certain other South American companies with worldwide technology and substantial manufacturing capacity in Brazil. These companies produce heavy machinery for the production and processing of fruit juices. Gumaco is the world leader in the industry of manufacturing plants which extract, concentrate and freeze juices. The Gumaco acquisition furthered the Company's expansion into the food process machinery industry and provided the Company with access to Latin American markets where the Company believes significant opportunities exist for its other product lines. The Company intends to start manufacturing these product lines in the Brazilian manufacturing facility.

        - ACP Holdings PLC. Effective October 1, 1997, the ACP acquisition expanded Gencor's construction equipment product line as ACP is a leading manufacturer of portable batch asphalt plants. These plants are more suitable for international markets since capacity and production needs are different and much lower in foreign markets than in the United States. ACP is one of the largest exporters in the United Kingdom for its type of construction equipment and products and sells to developed markets all over the world including Australia, China, Thailand, Malaysia, Southern Europe, Africa, the Middle East and the Mediterranean. ACP has manufacturing facilities in the United Kingdom and Australia and is an ideal complement to the Company's Bituma and Davis product lines. The Company believes that it has a competitive advantage in its ability to meet customer needs by offering large and small as well as batch and continuous asphalt plants and construction machinery.

PRODUCTS

  Construction Equipment Group

     Asphalt Plants. The Company's subsidiaries, Hetherington and Berner, Bituma, and Gencor ACP manufacture plants which produce hot-mix asphalt, a bituminous mixture comprised of 5% asphalt cement and 95% aggregate, reprocessed asphalt paving and mineral filler. The Company also manufactures related asphalt plant equipment including hot mix storage silos, fabric filtration systems, cold feed bins and other plant components. Hetherington and Berner built the first asphalt batch plant in 1894 and is the world's oldest asphalt plant manufacturer. Bituma, formerly known as Boeing Construction Company, developed the continuous process for asphalt production, which has been adopted worldwide as the industry's standard technology, as well as the counterflow technology which recaptures and burns emissions and vapors, resulting in a cleaner and more efficient process. Gencor ACP manufactures the most comprehensive range of fully mobile batch plants in the world and is a leading exporter of its type of construction machinery.

     Combustion Systems and Industrial Incinerators. The Company manufactures combustion systems, which are large burners that can transform most solid, liquid or gaseous fuels into usable energy or burn multiple fuels simultaneously. Through its subsidiary, General Combustion, the Company has been a significant source of combustion systems for the asphalt and aggregate drying industries since the 1950's. The Company also manufactures combustion systems for rotary dryers, kilns, fume and liquid incinerators, boilers and tank heaters. The Company believes maintenance and fuel costs are lower for its burners because of their efficient design.

     Fluid Heat Transfer Systems. The Company's General Combustion subsidiary manufactures the Hy-Way heat and Beverley lines of thermal fluid heat transfer systems and specialty storage tanks for a wide array of industry uses. Thermal fluid heat transfer systems are similar to boilers but use a high temperature fluid instead of water. Thermal fluid heaters have been replacing steam pressure boilers as the best method of heat transfer for storage, heating and pumping viscous materials (i.e., asphalt, heavy fuels, etc.) systems in many industrial applications worldwide. The high efficiency design of the Company's thermal fluid heaters can outperform competitive units in many types of process applications. Heaters are available for vertical, horizontal and underground tanks in steel, stainless steel, nickel and other materials designed to meet large or small specific job requirements.

  Consolidated Process Machinery Group

     Pelleting Equipment. California Pellet Mill Company, a subsidiary of the Company, manufactures pelleting equipment which is primarily used in the production of scientifically compounded animal and aquaculture feed. The equipment is also used for biomass and synthetic fuel production. Pellet mills are the only widely accepted processes which can scientifically process grain and compound mineral concentrations to achieve a highly efficient grain-to-meat conversion ratio as well as improve palatibility to animals, lower production costs and increase efficiency. The pelleting process compresses materials ranging from fine powders to small granules into pellets of increased bulk density. Pellets are durable, stable and highly resistant to disintegration and breakage.

     Grinding and Flaking Equipment. Under the names Roskamp and Champion, the Company manufactures grinding and flaking equipment designed to grind and process various grains, including wheat, soybeans and corn, which are used for the production of pelletized animal feeds, grinding of mash feed and the processing of seeds for edible oil production. The equipment is also used in the pharmaceutical and dry chemical industries.

     Sugar Processing Equipment. Under the name Silver-Weibull, the Company designs and manufactures some of the largest continuous and batch centrifuges and crystallization towers used in the processing of sugar from beets and sugar cane. The batch centrifuge produces the highest quality of sugar crystals and is used in the final stage of the sugar refinement process. The lower cost continuous centrifuge is used in the preliminary stages of the crystallization process and provides more output as it processes in a continuous mode. Silver-Weibull's designed flexibility allows continuous monitoring of incoming product consistency to assure the highest quality and production rates in the industry.

     Citrus Processing Machinery. Gumaco manufactures equipment including presses, evaporators, heat exchangers and dryers which concentrate fruit juices. Gumaco is the innovator of the patented T.A.S.T.E. (Thermally Accelerated Short-Term Evaporator) which revolutionized the process of concentrating citrus juices. This process results in less waste and energy consumption and commands the majority of the world's market share for frozen concentrated orange juice. Gumaco's T.A.S.T.E. efficiency and reliability has enabled the Company to expand into the chemical, petrochemical, pharmaceutical and waste treatment industries.

PRODUCT ENGINEERING AND DEVELOPMENT

     The Company is engaged in continuing worldwide product engineering and development efforts to expand its product lines and to further develop more energy efficient and environmentally compatible systems.

     Significant developments include the use of cost effective, non-fossil fuels, biomass (bagasse, municipal solid waste, sludge and wood waste), refuse-derived fuel, coal and coal mixtures, the economical recycling of old asphalt, new designs of environmentally compatible asphalt plants and development of advanced designs of machinery for the remediation of contaminated soil. In addition, product engineering and development activities are directed toward more efficient methods of producing asphalt through a continuous effort to improve the quality of the asphalt plants manufactured and the methods by which asphalt is produced by the plants. Product engineering and development has also focused on the development of combustion systems that operate at higher temperatures and with higher levels of environmental compatibility, as well as more efficient and lower cost fluid heat transfer systems.

     Product engineering and development efforts in the Company's pelleting, grinding and flaking product lines are directed toward new mill design features, such as quick change rollers and long-wearing dies, and developing testing facilities to expand product uses to include pharmaceutical and scientific applications. Product engineering and development expenses were approximately $1.2 million and $1.3 million for the six month periods ended March 31, 1997 and 1998, respectively, and approximately $1.9 million, $2.2 million, and $2.8 million in the fiscal years ended September 30, 1995, 1996 and 1997, respectively.

SOURCES OF SUPPLY AND MANUFACTURING

     Substantially all products sold by the Company and its subsidiaries are manufactured or assembled by the Company, except for procured raw materials and hardware. The Company purchases a large quantity of steel used in the manufacture of many of its products and various raw materials and hardware from hundreds of suppliers. The Company does not believe it is dependent on any single supplier for major raw materials or components. The Company reviews the cost effectiveness of internal manufacturing versus subcontracting the assembly of its product lines and currently believes it has the internal capability to produce the lowest cost, highest quality products.

COMPETITION

     The markets for the Company's products are highly competitive. Within a given product line, the industry remains fairly concentrated, with typically a small number of competitors accounting for the bulk of a product line's industry sales. The principal competitive factors include product reliability and performance, brand recognition, price, distribution, design features and after-sale service. Management believes that its ability to compete depends on exceptional product performance, innovative technologies, competitive pricing and superior customer service support. In the international markets, the Company competes with U.S. manufacturers and numerous global and local competitors. Management believes that the Company's international manufacturing facilities and distribution capabilities position it to provide value-added products and services to the U.S. and international markets. See "Industry -- Overview."

SALES AND MARKETING

     The Company's products and services are marketed internationally through a combination of Company-employed sales representatives, independent dealers and agents located throughout the world. The Company believes that it has developed the largest and most comprehensive marketing and sales organization in its industries, enabling it to focus on common end-markets and customers for all of the Company's product lines throughout the world. Each of the Company's business groups is responsible for the marketing of its products and services. Each business division manages its own sales, promotion and marketing programs with coordination and support provided by corporate sales and marketing functions.

CUSTOMERS

     The Company's products are sold primarily through Company-employed sales representatives, independent dealers and agents to large highway construction companies, producers of materials used in highway construction, commercial agricultural companies, integrated food producers, feed mills and food processing companies. Some of the Company's major customers include:

Construction Equipment Group........     ARC Limited, Boral Limited (Boral
                                         Asphalt), Cemex S.A., Diamond Shamrock
                                         Corporation, Granite Construction,
                                         Hanson PLC, Hoechst-Celanese
                                         Corporation, Lafarge Corporation, Shell
                                         Oil Corporation, Vulcan Materials
                                         Company, and Wimpey Minerals.

Consolidated Process Machinery
Group...............................     Archer Daniels Midland Co., Cargill
                                         Inc., Citrovita S.A., Dole Foods
                                         Company, Louis Dreyfus Citrus S.A.,
                                         Perdue Farms Inc., Spreckles Sugar Co.,
                                         Sucorricos S.A., Sucocitrico Cutrale
                                         S.A., TicoFrut S.A., Tropicana
                                         Products, Inc., Tyson Foods, Inc. and
                                         Western Sugar Company.

     The Company's ten largest customers accounted for 21% of revenues in fiscal 1997, with no single customer accounting for more than 7% of revenues.

SALES BACKLOG

     The nature of the Company's business is such as to require a relatively short turnaround from order to shipment, usually less than ninety (90) days. Therefore, the size of the Company's backlog should not be viewed as an indicator of the Company's future financial results. The Company's backlog was approximately $50 million on March 31, 1998. The Company believes that all of this backlog will be delivered in fiscal 1998.

LICENSES, PATENTS AND TRADEMARKS

     The Company holds numerous patents covering technology and applications related to various products, equipment and systems, and numerous trademarks and trade names registered with the U.S. Patent and Trademark Office and in various foreign countries. In general, the Company depends upon technological capabilities, manufacturing quality control and application know-how, rather than patents or other proprietary rights in the conduct of its business. The Company believes the expiration of any one of these patents or a group of related patents would not have a material adverse effect on the overall operations of the Company.

GOVERNMENT REGULATIONS

     The Company believes its design and manufacturing processes meet all industry and governmental agency standards that may apply to its entire line of products, including all domestic and foreign environmental, structural, electrical and safety codes. The Company's products are designed and manufactured to comply with Environmental Protection Agency regulations. Certain state and local regulatory authorities have strong environmental impact regulations. While the Company believes such regulations have helped, rather than restricted, its marketing efforts and sales results, there is no assurance that changes to federal, state, local, or foreign laws and regulations will not have a material adverse effect on the Company's products and earnings in the future.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state, local and foreign laws and regulations relating to the protection of the environment. The Company is also subject to the federal Occupational Safety and Health Act and similar state statutes. The Company believes it is in material compliance with all applicable environmental laws and regulations. The Company does not expect any material impact on future operating costs as a result of compliance with currently enacted environmental regulations.

     The Company also regularly conducts an environmental assessment consistent with recognized standards of due diligence on properties and businesses which it acquires. To date, these assessments have not identified contamination resulting from acquired properties that would be reasonably likely to result in a material adverse effect on the Company's business, results of operations or financial condition.

LEGAL PROCEEDINGS

     In the normal course of business, the Company has various lawsuits and claims pending, which may be covered in whole or in part by insurance, and which, in any event, if found against the Company, will not have a material effect on the Company's results of operations. Management has reviewed all litigation matters and, upon advice of counsel, has made provisions for any estimable losses and expenses of litigation.

PROPERTIES

     Set forth below are the properties of the Company:

                                            OWNED     SQUARE
LOCATION                                   ACREAGE   FOOTAGE        PRINCIPAL FUNCTION
--------                                   -------   --------       ------------------
Amsterdam, Netherlands(1)................    1.2      64,000    Offices and manufacturing
Araraquara, Brazil(1)....................   29.2     295,000    Offices and manufacturing
Aurora, Colorado(1)......................   16.8     117,000    Offices and manufacturing
Billingshurst, West Sussex England(1)....    1.2       5,000    Offices
Brisbane, Australia(2)...................    N/A      15,000    Offices and manufacturing
Wuxi, Jiangsu, China(2)..................    N/A      11,000    Offices and warehouse
Crawfordsville, Indiana(1)...............    2.7      62,000    Offices and manufacturing
Daventry, England(2).....................    N/A       3,000    Office and warehouse
Hasselholm, Sweden(2)....................    N/A      10,000    Offices and manufacturing
Leicester, England(1)....................    6.0      97,000    Offices and manufacturing
Marquette, Iowa(1).......................   72.0     137,000    Offices and manufacturing
Merrimack, New Hampshire(2)(3)...........    N/A      37,000    Offices and manufacturing
Orlando, Florida(1)......................   27.0     171,000    Principal offices and manufacturing
Rueil Malmaison, France(1)...............    0.2       4,000    Offices
Sao Paulo, Brazil(1).....................    0.4      38,000    Offices
Singapore, Republic of Singapore(2)......    N/A      40,000    Offices and manufacturing
Waterloo, Iowa(1)........................   11.5      55,000    Offices and manufacturing
Wexford, Ireland(1)......................    5.6      60,000    Offices and manufacturing

---------------

(1) Owned

(2) Leased

(3) The Company will be occupying this leased space commencing June 1998 and closing its leased facilities in Nashua, New Hampshire and other leased facilities in Merrimack, New Hampshire.

     In addition, the Company owns properties in Youngstown, Ohio (5.5 acres; 45,000 square feet), Indianapolis, Indiana (11.3 acres; 79,000 square feet) and North Kansas City, Missouri (0.7 acres; 6,000 square feet), which have been used by the Company as offices, manufacturing and warehouse facilities, and which are currently in the process of being sold by the Company.

EMPLOYEES

     As of May 1, 1998, the Company employed 1,599 persons, including 147 in sales and marketing, 108 in product development and engineering, 194 in administration and 1,150 in manufacturing. The Company negotiated a collective bargaining agreement as of June 25, 1996 effective through June 27, 1998, covering production and maintenance employees at its Marquette, Iowa facility. In addition, the Company has a collective bargaining agreement in place covering production employees at its Crawfordsville, Indiana facility until April 1, 2000. None of the Company's remaining employees is represented by a labor union or is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good. See "Risk Factors -- Dependence on Key Personnel."

                                   MANAGEMENT

     The following table lists each director and executive officer of the Company as of June 10, 1998. The table also includes the principal occupation and business experience for the past five years, positions and offices held with the Company, and period of service as a director or executive officer.

                                                        PRINCIPAL OCCUPATION AND BUSINESS
NAME AND POSITIONS HELD WITH THE COMPANY     AGE      EXPERIENCE DURING THE PAST FIVE YEARS
----------------------------------------     ---      -------------------------------------
E. J. Elliott..............................  69    Chairman of the Board and President of the
  Chairman of the Board and President;               Company
  Director(1)(4)(5)(6)(9)
Constantine L. Corpas......................  68    Attorney, Corpas & Pahys
  Director(1)(2)(3)(6)
John E. Elliott............................  37    Executive Vice President of the Company
  Executive Vice President,                          since 1989
  Director(4)(7)(10)
Peter Kourmolis............................  80    Investor
  Director(2)(3)(6)
Glenn B. Dalby.............................  41    President, ACP Holdings PLC since 1985
  Director(8)
David F. Brashears.........................  51    Senior Vice President, Technology, since
                                                     1993; Vice President of Engineering,
                                                     1978-1993
Marc G. Elliott(4).........................  33    Vice President, Marketing since 1993;
                                                     previously served in various marketing
                                                     positions since joining the Company in
                                                     1988
D. William Garrett.........................  49    Vice President, Sales since 1991;
                                                     previously held various top management
                                                     positions in the Company or its
                                                     subsidiaries since 1984
Russell R. Lee, III........................  48    Treasurer of the Company since 1995;
                                                     Corporate Controller, 1990-1995

---------------

 (1) Member of the Executive Committee.

 (2) Member of the Audit Committee.

 (3) Member of the Compensation Committee.

 (4) E.J. Elliott is the father of John E. Elliott and Marc G. Elliott.

 (5) Each executive officer holds office until his successor has been elected and qualified, or until his earlier resignation or removal.

 (6) Director of Company since 1968.

 (7) Director of Company since 1985.

 (8) Director of Company since 1998.

 (9) Officer of Company since 1968.

(10) Officer of Company since 1985.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The Selling Stockholders have advised the Company that they are selling their shares hereunder in order to exercise and pay for Company stock options, and to otherwise recoup a portion of certain amounts invested by the Selling Stockholders as a condition to the financing of the acquisition of the PED Division of Ingersoll-Rand pursuant to the Credit Facility. The following table sets forth certain information regarding beneficial ownership of the Common Stock and Class B Stock as of May 5, 1998, with respect to (i) each Selling Stockholder, (ii) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock or Class B Stock, (iii) each director and executive officer of the Company, and (iv) the directors and executive officers of the Company as a group. Except as otherwise noted, each named beneficial owner has sole voting and investment power over the shares shown.

                                                                                          SHARES
                                                                                           BEING
                                                    SHARES BENEFICIALLY                   OFFERED    SHARES BENEFICIALLY
                                                OWNED PRIOR TO OFFERING(1)                -------   OWNED AFTER OFFERING
                                    ---------------------------------------------------   COMMON    ---------------------
                                          COMMON STOCK              CLASS B STOCK          STOCK        COMMON STOCK
                                    ------------------------   ------------------------   -------   ---------------------
                                     NUMBER          PERCENT    NUMBER          PERCENT   NUMBER      NUMBER     PERCENT
                                    ---------        -------   ---------        -------   -------   ----------   --------
NAME
E. J. Elliott.....................    971,080(2)      13.8%    2,177,296(3)      85.5%    441,000     530,080       5.3%
Constantine L. Corpas.............    100,000(4)       1.4       110,000          6.2           0     100,000       1.0
John E. Elliott...................    468,096(5)       6.6       495,520(6)      22.7      70,000     398,096       4.0
Peter Kourmolis...................     77,566(7)       1.1             *            *           0      77,566         *
David F. Brashears................    129,824(8)       1.8             *            *      29,000     100,824       1.0
D. William Garrett................    100,456(9)       1.4             *            *           0     100,456       1.0
Russell R. Lee, III...............     80,000(10)      1.1             *            *           0      80,000         *
Marc G. Elliott...................    120,000(5)       1.7       465,520(6)      21.3      60,000      60,000         *
Wingspan Enterprises, Ltd.........    480,000(11)      6.8             *            *           0     480,000       4.8
Harvey Houtkin....................    634,952(12)      9.0             *            *           0     634,952       6.3
All Directors and Executive
  Officers as a Group (9
  persons)........................  2,287,022(13)     31.1     3,248,336(14)     96.0     600,000   1,687,022      16.8

---------------

  *  Percentage ownership is less than 1%

 (1) In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares that are not outstanding, but that are subject to option, warrants, rights or conversion privileges exercisable within 60 days have been deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the individual having such right but have not been deemed outstanding for the purpose of computing the percentage for any other person.

 (2) Includes 120,000 shares owned jointly with John Elliott and 120,000 shares owned jointly with Marc Elliott.

 (3) Includes options to purchase 780,000 shares of Class B Stock.

 (4) Includes options to purchase 60,000 shares of Common Stock.

 (5) Includes 120,000 shares owned jointly with E.J. Elliott.

 (6) Includes options to purchase 418,000 shares of Class B Stock.

 (7) Includes options to purchase 58,000 shares of Common Stock.

 (8) Includes options to purchase 60,000 shares of Common Stock.

 (9) Includes options to purchase 40,000 shares of Common Stock.

(10) Includes options to purchase 80,000 shares of Common Stock.

(11) A corporation in which Glenn B. Dalby, a director of the Company, is a principal shareholder.

(12) Based on a Schedule 13D dated July 17, 1997 filed by Harvey Houtkin with the Securities and Exchange Commission. Includes 115,139 shares individually owned by Mr. Houtkin and subject to sole voting and dispositive power. Includes the following shares with Mr. Houtkin as control person subject to shared voting and dispositive power: 518 shares owned by Mark Shefts, who is Mr. Houtkin's brother-in-law. Also includes 128,489 shares held by Sherry Houtkin, wife of Mr. Houtkin; and 73,330 shares held by Wanda Shefts, wife of Mr. Shefts; as to which in the aggregate, Mr. Houtkin disclaims beneficial ownership.

(13) Includes options to purchase 298,000 shares of Common Stock.

(14) Includes options to purchase 1,616,000 shares of Class B Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes the material terms of the capital stock of the Company.

GENERAL

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.10 per share, 10,045,740 shares of which will be issued and outstanding upon the consummation of this Offering (10,585,740 if the Underwriters' over-allotment option is exercised in full); 6,000,000 shares of Class B Stock, par value $.10 per share, 1,766,128 shares of which will be issued and outstanding upon consummation of this Offering; and 300,000 shares of Preferred Stock, par value $.10 per share, none of which will be outstanding upon consummation of this Offering. As of May 15, 1998 there were 7,045,740 shares of Common Stock outstanding, 1,766,128 shares of Class B stock outstanding and no shares of Preferred Stock outstanding.

RIGHTS OF THE COMMON STOCK AND CLASS B STOCK

  Voting Rights

     Each share of Class B Stock entitles the holder thereof to one vote on all matters submitted to shareholders, except that holders of Common Stock shall have the right, voting as a class, to elect approximately 25 percent of the Board of Directors and the holders of Class B Stock shall have the right, voting as a class, to elect approximately 75 percent of the Board of Directors. Where adjustment is required, the holders of Class B Stock are entitled to elect 75 percent of the Board of Directors calculated to the nearest whole number rounding any fractional number of five-tenths or more to the next highest whole number, and the holders of Common Stock will be entitled to elect the balance of the directors.

     The Certificate of Incorporation provides that holders of Common Stock and Class B Stock vote separately as a class on (i) any merger or consolidation of the Company with or into any other corporation; or any sale, lease, exchange, or other disposition of all or substantially all of the Company's assets to or with any other person except where such merger or transaction is with a majority-owned subsidiary of the Company; or any dissolution of the Company;
(ii) any additional issuance of shares of Class B Stock other than in connection with stock splits and stock dividends on shares of Class B Stock or the exercise of stock options by holders of Class B Stock; (iii) any modification, alteration or amendment to the Certificate of Incorporation; and (iv) on any other matters requiring a separate vote by classes provided for under the Delaware Corporation Law.

     Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if the Company receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present.

  Dividends and Distributions (Including Distributions Upon Liquidation of the Company)

     Holders of Common Stock and Class B Stock are entitled to receive cash dividends at the same rate if and when declared by the board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. With respect to distributions other than cash dividends, all other distributions, including stock dividends and all other distributions and rights including distributions upon liquidation, the Common Stock and Class B Stock will rank equally and have the same rights, except that stock dividends and stock splits of the Common Stock and the Class B Stock will be payable or made to the holders of each such class only in the shares of such class.

  Restrictions on Transfers of Class B Stock (Conversion of Class B Stock into Common Stock)

     As more fully described below, the Class B Stock is not transferable as Class B Stock except to certain eligible transferees including such holder's spouse, certain of such holder's relatives, certain trusts established for their benefit, corporations and partnerships principally owned by such holders, their relatives and such trusts, charitable organizations and such holder's estate. Accordingly, there is no trading market for shares of Class B Stock.

     Other than pursuant to conversions into Common Stock as described below, the holder of shares of Class B Stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment, or otherwise) only to a permitted transferee (a "Permitted Transferee") defined generally as follows:

          (i) The spouse of the holder of such Class B Stock;

          (ii) Any lineal descendant of a grandparent of such holder of Class B Stock, including adopted children, and any spouse of such lineal descendant (said descendants, together with such shareholder and such shareholder's spouse, being hereinafter referred to as "such Class B Shareholder's Family Members");

          (iii) A trust principally for the benefit of such Class B Shareholder's Family Members and charitable organizations;

          (iv) Any charitable organization;

          (v) A partnership or corporation, a majority of the beneficial ownership of which is owned by such holder of Class B Stock and/or one or more of his or her Permitted Transferees; and

          (vi) The estate of such holder of Class B Stock.

     Shares of Class B Stock held by a partnership or corporation may be transferred to a person who transferred such shares to such partnership or corporation (and to such person's Permitted Transferees). Shares of Class B Stock may, upon certain circumstances, also be transferred by a corporation or by a partnership to its successor. Shares held by trusts which are irrevocable at the time of issuance of the Class B Stock may be transferred to any person to whom or for whose benefit principal may be distributed under the terms of the trust and such person's Permitted Transferees. Shares held by all other trusts may be transferred to the person who established such trust and such person's Permitted Transferees. Shares held by estates of Class B shareholders may be transferred to Permitted Transferees of such Class B shareholders.

     Any transfer of shares of Class B Stock not permitted under the Restated Certificate of Incorporation shall result in the conversion of the transferee's shares of Class B stock into shares of Common Stock, effective as of the day on which certificates representing such shares are presented for transfer on the books of the Company.

  Conversion Rights Applicable to Class B Stock

     The Class B Stock will be convertible on a share for share basis at all times other than while the stock transfer books of the Company are closed for any purpose. Any shares surrendered for conversion while the stock transfer books are closed shall be converted immediately upon reopening the stock transfer books as of the day such shares were surrendered for conversion. Holders of Common Stock are not entitled to exchange or otherwise convert shares of Common Stock into shares of Class B Stock. Shares of Class B stock are also subject to conversion in the event of presentation for transfer to other than a Permitted Transferee, as outlined above, and automatic conversion as outlined below.

  Automatic Conversion of Class B Stock

     All shares of outstanding Class B Stock will be converted into shares of Common Stock on a share for share basis automatically and without further action of the board of directors or the holders thereof if at any time (i) the number of outstanding shares of Class B Stock as reflected on the stock transfer books of the Company falls below 100,000 shares, or (ii) the board of directors and the holders of a majority of the outstanding shares of the Class B Stock approve the conversion of all of the outstanding shares of the Class B Stock into Common Stock. In the event of such conversion, certificates formerly representing outstanding shares of Class B Stock will thereafter be deemed to represent a like number of shares of Common Stock.

  Other

     The currently outstanding Common Stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of stock of the Company of any class or any other securities convertible into shares of stock of the Company. The Company delivers to the holders of Class B Stock the same information and reports which it delivers to holders of Common Stock. The Company expects the Common Stock to remain registered under the Securities Exchange Act of 1934 but does not intend to register the Class B Stock under the Act unless such registration is required by law.

PREFERRED STOCK

     The Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CHARTER AND BY-LAWS AND OF DELAWARE
LAW

  Charter and By-Laws

     The Certificate of Incorporation authorizes the directors to issue, without stockholder approval, shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions of such preferences and rights) of the shares of each such series. The Certificate of Incorporation and By-laws provide that special meetings of the Company's stockholders may be called only by the President, and shall be called by the President or Secretary at the request of a majority of the directors or at the request in writing of the holder of a majority of the shares of stock of the Company issued and outstanding and entitled to vote at any meeting at which the directors of the Company are elected. The By-laws also require a stockholder to provide to the Secretary of the Company advance notice of business to be brought by such stockholder before any annual or special meeting of stockholders as well as certain information regarding such stockholder and others known to support such proposal and any material interest they may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of a majority of the outstanding stock of the Company until the next stockholders' meeting.

     The rights of the holders of Class B Stock to elect approximately 75 percent of the directors and the requirement that certain mergers, consolidations, sales of assets, and other matters be approved by the affirmative vote of a majority of the outstanding Common Stock and the affirmative vote of a majority of the outstanding Class B Stock, in each case voting separately as a class, may have a deterrent effect on takeover attempts.

  Delaware Anti-Takeover Statute

     The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

     In general, Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated with, affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Firstar Trust Company, 1555 North River Center Drive, Suite 301, Milwaukee, Wisconsin 53212.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") for whom Schroder & Co. Inc., McDonald & Company Securities, Inc., Credit Lyonnais Securities (USA) Inc. and BlueStone Capital Partners, L.P. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the aggregate number of shares of Common Stock set forth opposite their respective names.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Schroder & Co. Inc..........................................
McDonald & Company Securities, Inc..........................
Credit Lyonnais Securities (USA) Inc........................
BlueStone Capital Partners, L.P.............................

                                                                 ----------
          Total.............................................      3,600,000
                                                                 ==========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby, if any such shares are purchased.

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock directly to the public, initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to allow a
concession not in excess of $     per share to certain dealers and that the
Underwriters and such dealers may initially allow a concession not in excess of
$     per share to other dealers. After the initial offering of the shares of
Common Stock, the public offering price and stock concessions may be changed.

     The Company has granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement, to purchase up to an additional 540,000 shares of Common Stock at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option, in whole or in part, only to cover over-allotments, if any, in connection with the sale of shares of Common Stock offered hereby.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company, its directors and executive officers, and the Selling Stockholders have agreed not to offer, sell, contract to sell, grant an option to purchase or otherwise dispose (or announce any offer, sale, grant of any option or other distribution) of any shares of Common Stock or any securities convertible into or exchangeable for shares of common stock for a period of 180 days following the Offering without the prior written consent of Schroder & Co. Inc.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

     Credit Lyonnais New York Branch, an affiliate of Credit Lyonnais Securities
(USA), Inc., an underwriter for this Offering, is the agent bank and a lender under the Credit Facility, and will receive its pro rata share relative to all lenders under the Credit Facility of the proceeds of the Offering. See "Use of Proceeds." Accordingly, the Offering is being conducted in accordance with the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (File No. 1-11703) pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

          1. The Company's Annual Report on Form 10-K for the year ended September 30, 1997 and Form 10-K/A (Amendment No. 1) to said Form 10-K filed January 20, 1998.

          2. The Company's Quarterly Reports on Form 10-Q for the periods ended December 31, 1997 and March 31, 1998; and

          3. The Company's Current Reports on Form 8-K dated October 27, 1997 and November 20, 1997.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (other than exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Secretary, Gencor Industries, Inc., at the Company's principal executive offices, 5201 N. Orange Blossom Trail, Orlando, Florida 32810, telephone number (407) 290-6000. Persons requesting copies of exhibits to such documents that were not specifically incorporated by reference in such documents will be charged the costs of reproduction and mailing.

     This Prospectus includes trade names and trademarks of companies other than Gencor. The use of any such third party trade name or trademark herein is an editorial fashion only, and to the benefit of the owner thereof, with no intention of commercial use or infringement of such trade name or trademark.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., 111 North Orange Avenue, Orlando, Florida 32801. Certain matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), 80 Pine Street, New York, New York 10005.

                                    EXPERTS

     The consolidated financial statements of the Company at September 30, 1997 and 1996, and for each of the three years within the period ended September 30, 1997, appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60061. Copies of such material can also be obtained at prescribed rates by writing the Commission, Pubic Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company's Common stock is listed on the American Stock Exchange, and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are committed in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                            GENCOR INDUSTRIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets at September 30, 1996 and 1997
  and March 31, 1998 (Unaudited)............................  F-3
Consolidated Statements of Income for the Years ended
  September 30, 1995, 1996 and 1997 and the Six Months Ended
  March 31, 1997 and 1998 (Unaudited).......................  F-4
Consolidated Statements of Shareholders' Equity for the
  Years Ended September 30, 1995, 1996 and 1997 and the Six
  Months Ended March 31, 1998 (Unaudited)...................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1995, 1996 and 1997 and the Six Months Ended
  March 31, 1997 and 1998 (Unaudited).......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Gencor Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Gencor Industries, Inc. and subsidiaries (the "Company") as of September 30, 1996 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gencor Industries, Inc. and subsidiaries at September 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/  DELOITTE & TOUCHE LLP

November 11, 1997
  (April 9, 1998 as to the effects of the stock split described in Note 1) Orlando, Florida

                            GENCOR INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
           (All Dollar Amounts in Thousands except for Share Amounts)

                                                               SEPTEMBER 30,
                                                            -------------------    MARCH 31,
                                                              1996       1997         1998
                                                            --------   --------   ------------
                                                                                  (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents...............................  $  1,501   $ 10,287     $  9,744
  Accounts receivable, less allowance for doubtful
     accounts of $2,859, $3,412, $3,818 (unaudited),
     respectively.........................................    24,646     36,465       39,188
  Inventories.............................................    41,537     46,175       53,888
  Prepaid expenses, including deferred income taxes of
     $612, $419, $0 (unaudited), respectively.............     2,129      2,466        2,371
                                                            --------   --------     --------
          Total current assets............................    69,813     95,393      105,191
Property and Equipment -- Net.............................    36,795     38,414       42,753
Goodwill..................................................     9,107     16,119       18,600
Other Assets..............................................     3,346     13,226       15,964
                                                            --------   --------     --------
                                                            $119,061   $163,152     $182,508
                                                            ========   ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable...........................................  $  1,699   $     44     $  6,276
  Current portion of long-term debt.......................     2,528      4,798        6,060
  Accounts payable........................................    13,368     15,825       14,381
  Customer deposits.......................................     3,242     12,218       15,991
  Income taxes payable....................................       285        701        2,065
  Accrued expenses........................................     8,830     16,080       18,240
                                                            --------   --------     --------
          Total current liabilities.......................    29,952     49,666       63,013
Post-Retirement Benefits..................................     1,526      1,958        2,155
Deferred Income Taxes.....................................     1,438        738        2,061
Other Liabilities.........................................        --      3,089        3,332
Long-Term Debt............................................    73,746     86,489       85,145

Contingencies and Commitments

Shareholders' Equity:
  Preferred stock, par value $.10 per share; 300,000
     shares authorized; none issued.......................        --         --           --
  Common stock, par value $.10 per share; 15,000,000
     shares authorized (5,000,000 in 1996); 6,545,740
     shares issued (6,481,068 shares in 1996).............       648        654          654
  Class B stock, par value $.10 per share; 6,000,000
     shares authorized (3,000,000 in 1996); 1,766,128
     shares issued........................................       177        177          177
  Capital in excess of par value..........................     7,217      9,356        9,356
  Retained earnings.......................................     4,998     11,804       17,478
  Cumulative translation adjustment.......................       309       (684)        (768)
  Subscription receivable from officer....................       (95)       (95)         (95)
  Common stock in treasury, 1,065,740 shares at cost......      (855)        --           --
                                                            --------   --------     --------
                                                              12,399     21,212       26,802
                                                            --------   --------     --------
                                                            $119,061   $163,152     $182,508
                                                            ========   ========     ========

          See accompanying notes to consolidated financial statements.

                            GENCOR INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
          (All Dollar Amounts in Thousands, except per Share Amounts)

                                                                              SIX MONTHS
                                            YEARS ENDED SEPTEMBER 30,      ENDED MARCH 31,
                                           ----------------------------   ------------------
                                            1995      1996       1997      1997       1998
                                           -------   -------   --------   -------   --------
                                                                             (UNAUDITED)
Net Revenue..............................  $58,944   $60,208   $195,313   $83,936   $117,667
Costs And Expenses:
  Production costs.......................   42,763    44,534    142,878    60,661     79,272
  Product engineering and development....    1,920     2,208      2,824     1,167      1,289
  Selling, general and administration
     expenses............................   10,390     8,226     31,405    15,940     22,540
                                           -------   -------   --------   -------   --------
                                            55,073    54,968    177,107    77,768    103,101
                                           -------   -------   --------   -------   --------
Operating Income.........................    3,871     5,240     18,206     6,168     14,566
Other Income (Expense):
  Interest income........................       17        --        363         5        675
  Interest expense.......................   (1,055)   (1,357)    (7,170)   (3,177)    (5,377)
  Miscellaneous..........................      292        68       (378)      345       (360)
                                           -------   -------   --------   -------   --------
                                              (746)   (1,289)    (7,185)   (2,827)    (5,062)
                                           -------   -------   --------   -------   --------
Income Before Income Taxes and
  Extraordinary Gain.....................    3,125     3,951     11,021     3,341      9,504
Provision For Income Taxes...............    1,086     1,195      4,125     1,198      3,611
                                           -------   -------   --------   -------   --------
  Income Before Extraordinary Gain.......    2,039     2,756      6,896     2,143      5,893
Extraordinary Gain From The Retirement Of
  Debt -- Net of income taxes of
  $312,000...............................      498        --         --        --         --
                                           -------   -------   --------   -------   --------
          Net Income.....................  $ 2,537   $ 2,756   $  6,896   $ 2,143   $  5,893
                                           =======   =======   ========   =======   ========
Net Income Per Share:
  Basic:
     Income before extraordinary gain....  $  0.29      0.39   $   0.85   $  0.27   $   0.71
     Extraordinary gain                       0.07        --         --        --         --
                                           -------   -------   --------   -------   --------
          Net Income.....................  $  0.36   $  0.39   $   0.85   $  0.27   $   0.71
                                           =======   =======   ========   =======   ========
  Diluted:
     Income before extraordinary gain....  $  0.29   $  0.38   $   0.74   $  0.24   $   0.60
     Extraordinary gain..................     0.07        --         --        --         --
                                           -------   -------   --------   -------   --------
          Net Income.....................  $  0.36   $  0.38   $   0.74   $  0.24   $   0.60
                                           =======   =======   ========   =======   ========

          See accompanying notes to consolidated financial statements.

                            GENCOR INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 YEARS ENDED SEPTEMBER 30, 1995, 1996, AND 1997 AND SIX MONTHS ENDED MARCH 31,
                                1998 (UNAUDITED)
                       (All Dollar Amounts in Thousands)

                                                                  CAPITAL IN
                          COMMON STOCK         CLASS B STOCK        EXCESS                CUMULATIVE
                       -------------------   ------------------       OF       RETAINED   TRANSLATION   SUBSCRIPTION
                         SHARES     AMOUNT    SHARES     AMOUNT   PAR VALUE    EARNINGS   ADJUSTMENT     RECEIVABLE
                       ----------   ------   ---------   ------   ----------   --------   -----------   ------------
September 30, 1994...   5,838,028    $584    1,578,300    $159      $6,250     $   744       $ 316         $(100)
  10% stock
    dividend.........     583,040      58      157,828      16         878        (952)         --            --
  Net income.........          --      --           --      --          --       2,537          --            --
  Translation
    adjustment.......          --      --           --      --          --          --           3            --
  Reductions in
    subscription
    receivable.......          --      --           --      --          --          --          --             5
                       ----------    ----    ---------    ----      ------     --------      -----         -----
September 30, 1995...   6,421,068     642    1,736,128     175       7,128       2,329         319           (95)
  Stock options
    exercised........      60,000       6       30,000       2          89          --          --            --
  Cash dividend......          --      --           --      --          --         (87)         --            --
  Net income.........          --      --           --      --          --       2,756          --            --
  Translation
    adjustment.......          --      --           --      --          --          --         (10)           --
                       ----------    ----    ---------    ----      ------     --------      -----         -----
September 30, 1996...   6,481,068     648    1,766,128     177       7,217       4,998         309           (95)
  Sale of stock......   1,130,412     112           --      --       2,888          --          --            --
  Retirement of
    treasury stock...  (1,065,740)   (106)          --      --        (749)         --          --            --
  Cash dividend......          --      --           --      --          --         (90)         --            --
  Net income.........          --      --           --      --          --       6,896          --            --
  Translation
    adjustment.......          --      --           --      --          --          --        (993)           --
                       ----------    ----    ---------    ----      ------     --------      -----         -----
September 30, 1997...   6,545,740     654    1,766,128     177       9,356      11,804        (684)          (95)
  Cash dividend......          --      --           --      --          --        (219)         --            --
  Net income.........          --      --           --      --          --       5,893          --            --
  Translation
    adjustment.......          --      --           --      --          --          --         (84)           --
                       ----------    ----    ---------    ----      ------     --------      -----         -----
March 31, 1998
  (Unaudited)........   6,545,740    $654    1,766,128    $177      $9,356     $17,478       $(768)        $ (95)
                       ==========    ====    =========    ====      ======     ========      =====         =====


                                                    TOTAL
                       TREASURY STOCK           SHAREHOLDERS'
                           SHARES       COST       EQUITY
                       --------------   -----   -------------
September 30, 1994...       968,856     $(853)    $  7,100
  10% stock
    dividend.........        96,884        (2)          (2)
  Net income.........            --        --        2,537
  Translation
    adjustment.......            --        --            3
  Reductions in
    subscription
    receivable.......            --        --            5
                         ----------     -----     --------
September 30, 1995...     1,065,740      (855)       9,643
  Stock options
    exercised........            --        --           97
  Cash dividend......            --        --          (87)
  Net income.........            --        --        2,756
  Translation
    adjustment.......            --        --          (10)
                         ----------     -----     --------
September 30, 1996...     1,065,740      (855)      12,399
  Sale of stock......            --        --        3,000
  Retirement of
    treasury stock...    (1,065,740)      855           --
  Cash dividend......            --        --          (90)
  Net income.........            --        --        6,896
  Translation
    adjustment.......            --        --         (993)
                         ----------     -----     --------
September 30, 1997...            --        --       21,212
  Cash dividend......            --        --         (219)
  Net income.........            --        --        5,893
  Translation
    adjustment.......            --        --          (84)
                         ----------     -----     --------
March 31, 1998
  (Unaudited)........            --     $  --     $ 26,802
                         ==========     =====     ========

          See accompanying notes to consolidated financial statements.

                            GENCOR INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (All Dollar Amounts in Thousands)

                                                                                       SIX MONTHS ENDED
                                                        YEARS ENDED SEPTEMBER 30,         MARCH 31,
                                                       ----------------------------   ------------------
                                                        1995      1996       1997       1997      1998
                                                       -------   -------   --------   --------   -------
                                                                                         (UNAUDITED)
Cash Flows From Operations:
  Net income.........................................  $ 2,537   $ 2,756   $  6,896   $  2,143   $ 5,893
  Adjustments to reconcile net income to cash
    provided by (used for) operations:
    Extraordinary gain...............................     (499)       --         --         --        --
    Imputed interest.................................       --        --      1,070         --        --
    Depreciation and amortization....................      757       695      4,445      2,659     3,190
    Loss on equipment disposal.......................       --        --         --         --       531
    Postretirement benefits..........................       --        --        432         --       197
    Change in assets and liabilities -- net of
      businesses acquired:
      (Increase) decrease in accounts receivable.....   (1,650)     (362)   (12,609)   (10,663)    7,392
      (Increase) decrease in inventories.............   (2,604)   (5,913)    10,208     (1,073)   (4,400)
      (Increase) decrease in prepaid expenses........     (131)      767     (1,619)     1,117      (109)
      (Increase) decrease in other assets............       --        --     (3,253)       797    (1,523)
      (Increase) decrease in deferred income taxes...     (133)     (182)     4,316       (497)      315
      Increase (decrease) in accounts payable and
         customer deposits...........................    2,401       (41)    (7,993)     6,684    (1,039)
      Increase (decrease) in income tax
         liabilities.................................     (879)     (455)       416         58     1,036
      Increase (decrease) in accrued expenses........   (1,719)     (157)     3,379      3,083    (1,555)
                                                       -------   -------   --------   --------   -------
         Total adjustments...........................   (4,457)   (5,648)    (1,208)     2,165     4,035
                                                       -------   -------   --------   --------   -------
         Cash provided by (used for) operations......   (1,920)   (2,892)     5,688      4,308     9,928
Cash Flow From Investing Activities:
  Cash acquired from CPM.............................       --     1,219         --         --        --
  Cash acquired from Gumaco..........................       --        --      3,973         --        --
  Cash paid for business acquired....................       --        --     (2,000)        --   (11,634)
  Capital expenditures -- net........................     (454)   (1,397)    (1,580)    (1,259)   (2,230)
  Proceeds from sale of property and equipment.......       --       434         --         --        --
  Insurance proceeds from property theft.............       --       400         --         --        --
  Acquisition costs..................................       --      (312)    (1,977)    (1,993)   (2,849)
  Other -- net.......................................       19      (160)        --         --        --
                                                       -------   -------   --------   --------   -------
         Cash provided by (used for) investing
           activities                                     (435)      184     (1,584)    (3,252)  (16,713)
Cash Flows From Financing Activities:
  Net (reduction) increase in notes payable..........      599     2,292       (331)   (12,256)    6,233
  Payment to Ingersoll-Rand..........................       --        --    (60,869)   (61,011)       --
  Repayment of existing debt.........................   (4,210)   (1,375)   (14,978)        --        --
  Borrowings.........................................    2,484     2,867     80,719     79,672       (82)
  Cash dividends paid................................       --       (87)       (90)       (89)     (219)
  Issuance of common stock...........................       --        --      1,675      1,611        --
  Other -- net.......................................      (27)       97     (1,247)    (1,247)      242
                                                       -------   -------   --------   --------   -------
         Cash provided by (used for) financing
           activities................................   (1,154)    3,794      4,879      6,680     6,174
Effect of Exchange Rate Changes on Cash..............       --        --       (197)       (86)       68
                                                       -------   -------   --------   --------   -------
Net Increase (Decrease) in Cash......................   (3,509)    1,086      8,786      7,650      (543)
CASH AND CASH EQUIVALENTS AT:
  Beginning of period................................    3,924       415      1,501      1,501    10,287
                                                       -------   -------   --------   --------   -------
  End of period......................................  $   415   $ 1,501   $ 10,287   $  9,151   $ 9,744
                                                       =======   =======   ========   ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest.........................................  $ 1,288   $ 1,381   $  5,175   $  2,100   $ 4,491
                                                       =======   =======   ========   ========   =======
    Income taxes.....................................  $ 2,179   $ 1,571   $  2,220   $    769   $ 1,975
                                                       =======   =======   ========   ========   =======

          See accompanying notes to consolidated financial statements.

                            GENCOR INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (SIX MONTHS ENDED MARCH 31, 1998 AND 1997 -- UNAUDITED)
          (All Dollar Amounts in Thousands, Except Per Share Amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

     General -- Gencor Industries, Inc. and its subsidiaries (the "Company") designs and manufactures process equipment primarily utilized in the asphalt, agricultural and food industries.

     On April 9, 1998, the Board of Directors authorized a 2-for-1 stock split to shareholders of record as of April 22, 1998, effective May 4, 1998. As a result of the split, 3,272,870 additional common shares and 883,094 additional Class B shares were issued and paid-in-capital was reduced by $415. On May 7, 1997, the Board of Directors authorized a 2-for-1 stock split to shareholders of record as of May 19, 1997, effective May 30, 1997. As a result of the split, 1,636,435 additional common shares and 441,532 additional Class B shares were issued, and paid-in capital was reduced by $208. Shareholders' equity has been restated for all periods presented to give retroactive recognition to the stock splits. In addition, for all periods presented, all references in the consolidated financial statements and footnotes thereto to number of shares, per share amounts, weighted average shares outstanding, as well as stock options and related price information have been restated to give retroactive effect to the splits.

     All material intercompany accounts and transactions are eliminated in consolidation. In conformity with generally accepted accounting principles, management has used estimates in preparing its consolidated financial statements. Actual results could differ from these estimates.

     Net Income per share -- The Company adopted SFAS 128, "Earnings per share" as of October 1, 1997. The prior year earnings per share amounts have been restated to conform with this standard. Under SFAS 128, basic net income per share is computed based on the weighted average shares outstanding during the period. Diluted net income per share includes the dilutive effect of potential common stock using the treasury stock method.

     The following reconciles basic income per share to diluted income per share for the years ended September 30, 1995, 1996 and 1997:

                                        1995                                     1996                              1997
                       --------------------------------------   --------------------------------------   -------------------------
                       INCOME BEFORE                            INCOME BEFORE                            INCOME BEFORE
                       EXTRAORDINARY                PER SHARE   EXTRAORDINARY                PER SHARE   EXTRAORDINARY
                            GAIN          SHARES     AMOUNT         GAIN         SHARES       AMOUNT         GAIN         SHARES
                       -------------   ---------     -------     ------------   ---------     --------   -------------   ---------
Basic EPS............     $2,039       6,930,900     $0.29         $2,756       7,120,636     $0.39         $6,896       8,094,268
Effect of Dilutive
  Securities:
  Options............                    115,656                                   42,446                                1,232,058
                                       ---------                                ---------                                ---------
Diluted EPS..........     $2,039       7,046,566     $0.29         $2,756       7,163,082     $0.38         $6,896       9,326,326
                                       =========                                =========                                =========

                          1997
                       ----------
                        PER SHARE
                          AMOUNT
                       ----------
Basic EPS............    $0.85
Effect of Dilutive
  Securities:
  Options............
Diluted EPS..........    $0.74

     Cash Equivalents -- Cash equivalents, which consist of short-term certificates of deposit and deposits in money market accounts with original maturities of three months or less, are carried at cost, which approximates their market value.

     Fair Value of Financial Instruments -- The carrying amounts of cash, accounts receivable, accounts payable, and notes payable to banks approximate fair value because of the short-term nature of these items. The carrying amount of substantially all of the Company's long-term debt approximates fair value due to the variable nature of the interest rates on the debt.

     Foreign Currency Translation -- Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the applicable rate of exchange in effect at the end of the fiscal year. Revenue and expense accounts are translated at the average rate of exchange during the period and equity accounts are translated at the rate in effect when the transactions giving rise to the

                            GENCOR INDUSTRIES, INC.

balances took place. Gains and losses resulting from translation are accumulated in a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in income.

     Foreign Exchange Risk Management -- The Company enters into foreign currency forward exchange contracts with major financial institutions to hedge certain loans and trade accounts receivables against adverse fluctuations in exchange rates. At September 30, 1997, the Company had forward exchange contracts totaling $5,801. These contracts mature at various dates in the first quarter of fiscal 1998. The Company expects to continue to utilize foreign currency exchange contracts to manage its exposure, although there can be no assurance the Company's efforts in this regard will be successful.

     Inventories -- Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out (LIFO) method of determining cost for substantially all inventories in the United States. All other inventories are accounted for using the first-in, first-out (FIFO) method.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation of property and equipment, including depreciation on assets acquired under capital leases, is computed using straight-line and accelerated methods over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

     Assets held for resale are stated at lower of depreciated cost or net realizable value and are no longer depreciated.

     Goodwill -- Goodwill, the excess of the purchase price over the fair value of net assets of businesses acquired, is being amortized over 25 years using the straight-line method. Management evaluates the recoverability of intangible assets periodically based on current operating trends.

     Revenues -- Revenues from contracts for the design and manufacture of certain custom equipment are recognized under the percentage-of-completion method. Revenue from all other sales are recorded as the products are shipped.

     The percentage-of-completion method of accounting for long term contracts recognizes revenue in proportion to actual labor costs incurred as compared with total estimated labor costs expected to be incurred during the entire contract. All selling, general and administrative expenses are charged to income as incurred. Provision is made for any anticipated contract losses in the period that the loss becomes evident.

     The estimated costs of product warranties are charged to production costs as revenue is recognized.

     Income Taxes -- The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns using current tax rates. The Company and its domestic subsidiaries file a consolidated federal income tax return. The foreign subsidiaries provide income taxes based on the tax regulations of the countries in which they operate. Undistributed earnings of the Company's foreign subsidiaries are indefinitely reinvested. No deferred taxes have been provided on these earnings.

     Stock Options -- The Company discloses stock-based compensation at fair value.

     Reclassification -- Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

                            GENCOR INDUSTRIES, INC.

     Interim Information -- The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company's 1997 Annual Report on Form 10-K. In the opinion of management, all material adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included in the accompanying unaudited interim consolidated financial statements. Operating results for the six months ended March 31, 1998, are not necessarily indicative of the results that may be expected for the year ending September 30, 1998.

2. ACQUISITIONS

     Effective July 1, 1997, the Company purchased the stock of Gumaco Industria E Comercio Limitada of Sao Paulo, Brazil ("Gumaco") and other South American companies for $12,730, net of imputed interest. Gumaco and the other companies are engaged in the design and manufacture of process equipment. The acquisitions were financed under a new $12 million credit facility (see Note 9).

     The transactions were accounted for as a purchase and the assets have been included in the accompanying balance sheet at their fair value. Total assets acquired approximated $32,780, liabilities assumed approximated $23,288, and the excess of the amount paid over the fair value of the assets acquired was approximately $3,238. Further adjustments may be made to the accompanying balance sheet as a result of finalization of acquisition costs and fair value adjustments.

     The results of operations of these acquired companies have been included in the results of the Company from July 1, 1997. Assuming these acquisitions and the acquisition of CPM, referred to below, had occurred on October 1, 1995 and 1996, the Company's unaudited proforma net sales, net income, and diluted earnings per share would have been approximately $183,901, $3,869, and $.54 and $210,381, $7,881, and $.85, respectively, for the years ended September 30, 1996 and 1997.

     Effective September 30, 1996, the Company purchased the stock of Process Equipment Division of Ingersoll-Rand Company ("CPM") for $60,869. CPM, a multi-national entity, is also engaged in the design and manufacture of process equipment. The acquisition was financed under a new $95 million credit facility (see Note 9).

3. INVENTORIES

     Inventories at September 30, 1996 and 1997 consist of the following:

                                                               1996      1997
                                                              -------   -------
Raw materials...............................................  $14,390   $12,109
Work in process.............................................   10,340     8,915
Finished goods..............................................   16,807    25,151
                                                              -------   -------
                                                              $41,537   $46,175
                                                              =======   =======

     At September 30, 1996, accumulated costs of approximately $4,102 on major contracts, net of progress payments of approximately $1,068, and estimated earnings of approximately $2,437 amount to approximately $5,471, and are included in work-in-process inventory.

                            GENCOR INDUSTRIES, INC.

     At September 30, 1997, accumulated costs of approximately $3,855 on major contracts, net of progress payments of approximately $2,772, and estimated earnings of approximately $4,075 amount to approximately $5,158 and are included in work-in-process inventory.

     At September 30, 1996 and 1997, cost is determined by the last-in, first-out (LIFO) method for 69% and 60%, respectively, of total inventories, exclusive of progress payments, and the first-in, first-out (FIFO) method for all other inventories. At September 30, 1996 and 1997, the estimated current cost of inventories exceeded their LIFO basis by approximately $2,468 and $2,575, respectively.

4. PROPERTY AND EQUIPMENT

     Property and equipment at September 30, 1996 and 1997, consist of the following:

                                                               1996      1997
                                                              -------   -------
Land and improvements.......................................  $ 6,072   $ 6,251
Building and improvements...................................   17,825    14,511
Machinery and equipment.....................................   17,969    23,804
Tools, jigs and dies........................................      119       120
Furniture and equipment.....................................    2,986     3,135
Automobiles.................................................      362       586
Construction in progress....................................      369       488
                                                              -------   -------
                                                               45,702    48,895
Less: Accumulated depreciation..............................   (8,907)  (10,481)
                                                              -------   -------
                                                              $36,795   $38,414
                                                              =======   =======

     Substantially all of the Company's property and equipment is pledged as collateral for the Company's debt.

     Depreciation expense for the years ended September 30, 1995, 1996, and 1997 was approximately $675, $641 and $3,641, respectively. There was no interest capitalized during 1995, 1996, or 1997.

5. OTHER ASSETS

     Other assets at September 30, 1996 and 1997 consist of the following:

                                                               1996     1997
                                                              ------   -------
Deposits....................................................  $   --   $ 3,498
Deferred acquisition costs, net.............................      --     1,976
Deferred loan costs, net....................................     147     1,836
Other.......................................................   3,199     5,916
                                                              ------   -------
                                                              $3,346   $13,226
                                                              ======   =======

                            GENCOR INDUSTRIES, INC.

6. ACCRUED EXPENSES

     Accrued expenses consist of the following at September 30, 1996 and 1997:

                                                               1996     1997
                                                              ------   -------
Payroll and related accruals................................  $5,004   $ 6,705
Warranty and related accruals...............................   2,049     1,751
Acquisition costs...........................................     662     2,723
Professional fees...........................................     130     1,117
Interest....................................................     274       904
Sales and property taxes....................................     603       540
Other.......................................................     108     2,340
                                                              ------   -------
          Total.............................................  $8,830   $16,080
                                                              ======   =======

7.  INCOME TAXES

     The provision for income taxes consists of:

                                                              1995     1996     1997
                                                             ------   ------   ------
Current:
  Federal..................................................  $1,301   $  872   $1,697
  State....................................................     170      (33)     210
  Foreign..................................................      --       --    1,400
                                                             ------   ------   ------
          Total currently payable..........................   1,471      839    3,307
Deferred:
  Federal..................................................    (341)     370      731
  State....................................................     (44)     (14)      87
  Foreign..................................................      --       --       --
                                                             ------   ------   ------
          Total deferred tax expense (benefit).............    (385)     356      818
                                                             ------   ------   ------
  Provision for income taxes...............................  $1,086   $1,195   $4,125
                                                             ======   ======   ======

     The difference between the U.S. federal income tax rate and the Company's effective income tax rate is as follows:

                                                                1995    1996    1997
                                                                ----    ----    ----
Federal income tax rate.....................................    34.0%   34.0%   34.0%
State income taxes, net of federal income tax benefit.......     2.9    (0.5)    1.3
Internal revenue service examination and other prior period
  adjustments and refunds...................................      --    (2.0)     --
Difference arising from transactions with, and profit and
  loss of, foreign subsidiary not deductible or includable
  for U.S. federal income tax purposes......................    (1.3)   (2.3)    0.2
Other-net...................................................    (0.9)    1.0     1.9
                                                                ----    ----    ----
                                                                34.7%   30.2%   37.4%
                                                                ====    ====    ====

                            GENCOR INDUSTRIES, INC.

     Deferred taxes and balance sheet classifications are recorded as follows:

                                                               1996      1997
                                                              -------   -------
Deferred tax assets (liabilities):
  Differences in basis of acquired assets...................  $(1,109)  $    --
  Depreciation and amortization.............................     (329)     (738)
  Inventory cost adjustments................................     (720)   (1,582)
                                                              -------   -------
Gross deferred tax liability................................   (2,158)   (2,320)
  Allowance for doubtful accounts...........................      480       700
  Accrued expenses..........................................      852     1,301
                                                              -------   -------
Gross deferred tax asset....................................    1,332     2,001
                                                              -------   -------
                                                              $  (826)  $  (319)
                                                              =======   =======
Balance sheet classification:
  Allowance for doubtful accounts...........................  $   480   $   700
  Inventory.................................................     (720)   (1,582)
  Accrued expenses..........................................      852     1,301
                                                              -------   -------
Current deferred tax assets.................................  $   612   $   419
                                                              =======   =======
  Difference on basis of acquired assets....................  $(1,109)  $    --
  Depreciation and amortization.............................     (329)     (738)
                                                              -------   -------
Noncurrent deferred tax liabilities.........................  $(1,438)  $  (738)
                                                              =======   =======

8. RETIREMENT BENEFITS

     Retirement Benefits Other than Pensions -- The Company sponsors a postretirement plan (the "Plan") that covers certain domestic employees. The Plan provides for healthcare benefits and, in some instances, life insurance benefits and is contributory with amounts adjusted annually. When full-time employees retire from CPM between age 55 and age 65 with 15 years of service, most will be eligible to receive, at a cost to the retiree, certain healthcare benefits identical to those available to active employees. After attaining age 65, an eligible retiree's healthcare benefit coverage will become coordinated with Medicare.

     At September 30, 1996 and 1997, respectively, the actuarial and recorded liabilities for these post-retirement benefits, none of which have been funded, are as follows:

                                                               1996     1997
                                                              ------   ------
Accumulated post-retirement benefit obligation:
  Retirees..................................................  $   --   $   --
  Active employees..........................................   1,526    1,794
                                                              ------   ------
Unfunded accumulated post-retirement benefit obligation.....   1,526    1,794
Unrecognized net gain.......................................      --      164
Unrecognized prior service benefits.........................      --       --
                                                              ------   ------
Accrued post-retirement benefit cost........................  $1,526   $1,958
                                                              ======   ======

                            GENCOR INDUSTRIES, INC.

     The components of net periodic post-retirement benefits cost for the year ended September 30, 1997 are as follows:

Service costs...............................................  $229
Interest costs..............................................   158
Net amortization and deferred amounts.......................    44
                                                              ----
          Total.............................................  $431
                                                              ====

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at September 30, 1997. The assumed healthcare cost trend rates used in measuring the accumulated post-retirement benefit obligation was 8.55% in 1997, declining each year to an ultimate rate by 2003 of 4.75% in 1997. An increase of one percentage point in the assumed healthcare cost trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1997 net periodic postretirement benefit cost by $52 and would have increased the accumulated postretirement benefit obligation as of September 30, 1997 by $93.

     401(k) Plan -- The Company has voluntary 401(k) employee benefit plans ("401(k) Plans") which covers all eligible employees. The Company makes discretionary matching contributions subject to a maximum level, in accordance with the terms of the respective 401(k) Plans. The Company charged approximately $113, $127, and $390 to operating expense under the provisions of the 401(k) Plan in the years ended September 30, 1995, 1996, and 1997, respectively.

     Pension Plan -- The Company provides pension benefits covering certain domestic employees. Benefits under the plan are based upon an employee's compensation and years of service. It is the Company's policy to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate.

     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at September 30, 1996 and 1997:

                                                              1996    1997
                                                              -----   -----
Actuarial present value of accumulated benefit obligations:
  Vested....................................................  $  43   $ 201
  Nonvested.................................................     15      60
                                                              -----   -----
Accumulated benefit obligation..............................  $  58   $ 261
                                                              -----   -----
Projected benefit obligation................................  $  75   $ 329
Plan assets at fair value...................................     --      --
                                                              -----   -----
Projected benefit obligation in excess of plan assets.......     75     329
Unrecognized prior service cost.............................    (75)    (70)
Adjustment required to recognize minimum liability..........     --       2
                                                              -----   -----
Accrued pension costs.......................................  $  --   $ 261
                                                              =====   =====

                            GENCOR INDUSTRIES, INC.

     Net periodic pension cost includes the following components:

                                                                1996    1997
                                                                ----    ----
Service cost -- benefits earned during the year.............    $ --    $247
Interest cost on projected benefit obligation...............      --       6
Actual return on plan assets................................      --      --
Net amortization and deferral...............................      --       5
                                                                ----    ----
                                                                $ --    $258
                                                                ====    ====

     To determine the actuarial present value of the projected benefit obligation, the following rates were used:

                                                                1996    1997
                                                                ----    ----
Discount rate...............................................    N/A     7.5%
Rate of increase in future compensation levels..............    N/A     5.0%

9. LONG-TERM DEBT

     Long-term debt at September 30, 1996 and 1997 consists of the following:

                                                                1996       1997
                                                                ----       ----
Line of credit facility.....................................  $  9,072   $ 19,860
Senior secured credit agreement.............................        --     57,750
Term loan payable to bank...................................     3,365         --
Industrial revenue bonds payable to bank....................     2,969      2,677
Acquisition payable (see below).............................    60,868     11,000
                                                              --------   --------
                                                                76,274     91,287
Less current maturities.....................................    (2,528)    (4,798)
                                                              --------   --------
                                                              $ 73,746   $ 86,489
                                                              ========   ========

     The industrial revenue bonds are payable in monthly installments of principal and interest (6.851% at September 30, 1997) at a varying percentage (82% at September 30, 1997) of the bank's prime rate through December 2004. Under the terms of the industrial revenue bond indenture, the Company is required to maintain compliance with certain financial and other covenants. The Company was in compliance with the covenants at September 30, 1997.

     In conjunction with the acquisition of CPM, the Company entered into a Senior Secured Credit Agreement with a bank whereby the Company retired its existing line of credit facilities, including its foreign line of credit and term loan payable to another bank. Under the terms of the agreement, the Company borrowed $60 million under two term loans and, in connection therewith, was granted a $35 million revolving credit facility to facilitate the acquisition. Interest rates on these loans vary, at the Company's option, based upon a factor applied to the prime rate or LIBOR. The weighted average interest rate for these borrowings was 8.6% for fiscal 1997. The revolving credit facility and $30 million of the term notes are payable through December 2001 with the remaining term note payable through December 2003. Under the terms of the senior secured credit agreement, the Company is required to maintain compliance with certain financial and other covenants. The Company was in compliance with the covenants at September 30, 1997.

     The Company has entered into both an interest rate swap and an interest rate collar with a major financial institution to reduce exposure to interest rate fluctuations. Under the rate swap, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Under the interest rate collar, the Company has effectively limited its interest rate to a maximum of 7.0%. The notional amounts of each of the interest rate swap and the interest rate collar

                            GENCOR INDUSTRIES, INC.

outstanding at September 30, 1997 are $40,000 and expire in February 1999 and 2000, respectively. At September 30, 1997, the Company owed $27 and $26 under the terms of the interest rate swap and interest rate collar, respectively.

     In conjunction with the acquisition of Gumaco and the other South American companies, the Company amended its existing Senior Secured Credit Agreement to provide an additional $12 million term loan. Interest on this loan is based on a factor applied to the prime rate or LIBOR. The loan is payable in equal quarterly installments through December 2004.

     Substantially all of the Company's assets are pledged as security under the various credit agreements.

     Aggregate maturities of long-term debt under the existing agreement and the industrial revenue bonds for each of the five years in the period ending September 30, 2002 are as follows:

1998........................................................  $ 4,798
1999........................................................    7,569
2000........................................................    9,841
2001........................................................   12,614
2002........................................................   32,624
Thereafter..................................................   23,841
                                                              -------
                                                              $91,287
                                                              =======

10. COMMITMENTS AND CONTINGENCIES

     The Company leases certain equipment under noncancelable operating leases. Future minimum rental commitments under noncancelable leases in effect at September 30, 1997 are as follows:

1998........................................................  $   792
1999........................................................      432
2000........................................................      333
2001........................................................       42
2002........................................................       20
                                                              -------
                                                              $ 1,619
                                                              =======

     Total rental expense for the years ended September 30, 1995, 1996, and 1997 was $415, $374 and $658, respectively.

     The Company is involved in various litigation matters arising in the ordinary course of business. Management has reviewed all claims and lawsuits and, upon the advice of counsel, has made provision for estimable losses and expenses of litigation relating to claims against the Company.

11. SHAREHOLDERS' EQUITY

     On May 7, 1997, the Board of Directors authorized a 2-for-1 stock split to shareholders of record as of May 19, 1997, effective May 30, 1997. As a result of the split, 1,636,435 additional common shares and 441,532 additional Class B shares were issued, and paid-in capital was reduced by $208. Shareholders' equity has been restated for all period presented to give retroactive recognition to the stock split. In addition, for all periods presented, all references in the consolidated financial statements and footnotes thereto to number of shares, per share amounts, weighted average shares outstanding, as well as stock option and related price information have been restated to give retroactive effect to the split.

                            GENCOR INDUSTRIES, INC.

     On November 21, 1996 the Company declared a cash dividend of $0.0125 per share payable on January 4, 1997, to shareholders of record as of December 18, 1996.

     Under the Company's amended Certificate of Incorporation, certain of the rights of the holders of the Company's Common Stock are modified during any period when shares of Class B Stock are outstanding. During such periods, holders of Common Stock will have the right to elect approximately 25% of the Company's Board of Directors, and conversely, Class B Stock will be entitled to elect approximately 75%. During any period when Common Stock and Class B Stock are outstanding, certain matters submitted to a vote of shareholders will also require approval of the holders of Common Stock and Class B Stock, each voting separately as a class.

     Under the terms of the Senior Secured Credit Agreement, as amended, the Company may declare and pay cash dividends up to $250,000 annually.

12. STOCK OPTIONS

     The Company maintains two stock option plans which provide for the issuance of nonqualified or incentive stock options to certain directors, officers and key employees.

     The 1992 Stock Option Plan (the "1992 Plan") authorizes the granting of options to purchase up to 400,000 shares of the Company's Common Stock, 400,000 shares of the Company's Class B Stock and fifteen percent (15%) of the authorized Common Stock of any Company subsidiary. Shares are no longer available for grant under the 1992 Plan since all options authorized under the Plan have been granted.

     The 1997 Stock Option Plan (the "1997 Plan") provides for the issuance of incentive stock options and nonqualified stock options to purchase up to 1,200,000 shares of the Company's Common Stock, 1,200,000 shares of the Company's Class B Stock and up to fifteen percent (15%) of the authorized Common Stock of any subsidiary.

     Options become exercisable in a manner and on such dates and times as determined by a committee of the Board of Directors. Options expire not more than ten years from the date of grant.

     The following table summarizes option activity under the plans:

                                                                         EXERCISE PRICE
                                                              SHARES       PER SHARE
                                                             ---------   --------------
Outstanding at September 30, 1994..........................     60,000       $0.69
  Granted..................................................    800,000        2.38
  Exercised................................................         --          --
                                                             ---------       -----
Outstanding at September 30, 1995..........................    860,000        2.28
  Granted..................................................  1,186,000        1.94
  Exercised................................................    (60,000)       0.69
                                                             ---------       -----
Outstanding at September 30, 1996..........................  1,986,000        2.11
  Granted..................................................         --          --
  Exercised................................................         --          --
                                                             ---------       -----
Outstanding at September 30, 1997..........................  1,986,000       $2.11
                                                             =========       =====

     No compensation cost has been recognized for stock options granted in 1995 or 1996. If the Company had recognized compensation cost based on the fair value of the options granted at grant date amortized to expense, net income and earnings per share for the years ended September 30, 1995 and 1996 would have been reduced by, on a proforma basis, $841 and $2,017 and $.12 and $.28, respectively. The estimated weighted average fair value at grant date for the options granted

                            GENCOR INDUSTRIES, INC.

during 1995 and 1996 was $1.05 and $.92, respectively, per option. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield.....................................       0%
Expected stock price volatility.............................      55%
Risk-free interest rate.....................................    6.65%
Expected life of options....................................  3 years

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended September 30, 1996 and 1997:

                                                         SEPTEMBER 30, 1996
                                               --------------------------------------
                                                FIRST    SECOND     THIRD     FOURTH
                                               -------   -------   -------   --------
Net revenue..................................  $ 8,261   $17,433   $21,722   $ 12,792
Cost and expenses............................    9,384    15,445    19,118     12,309
Income tax expense...........................     (450)      738     1,025       (118)
                                               -------   -------   -------   --------
Net income...................................  $  (673)  $ 1,250   $ 1,579   $    601
                                               =======   =======   =======   ========
EPS:
  Basic......................................  $  (.09)  $   .18   $   .22   $    .08
  Diluted....................................  $  (.09)  $   .17   $   .22   $    .08

                                                         SEPTEMBER 30, 1997
                                                -------------------------------------
                                                 FIRST    SECOND     THIRD    FOURTH
                                                -------   -------   -------   -------
Net revenue...................................  $35,219   $48,717   $51,079   $60,298
Cost and expenses.............................   34,785    45,810    47,242    56,455
Income tax expense............................      152     1,046     1,501     1,426
                                                -------   -------   -------   -------
Net income....................................  $   282   $ 1,861   $ 2,336   $ 2,417
                                                =======   =======   =======   =======
EPS:
  Basic.......................................  $   .04   $   .22   $   .28   $   .29
  Diluted.....................................  $   .03   $   .20   $   .24   $   .25

14. SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in one industry segment consisting of the design, manufacture, and marketing of products and services for process machinery equipment used for the production of highway construction materials and related equipment, and machinery for the production of pelleting, grinding, flaking, sugar processing, citrus juice, and filtration equipment.

                            GENCOR INDUSTRIES, INC.

     Information about the Company's identifiable assets as of September 30, 1995, 1996, and 1997 and operations for the years ended September 30, 1995, 1996, and 1997, in these geographic areas is as follows:

                                                         1995       1996       1997
                                                        -------   --------   --------
Net sales to unaffiliated customers
  United States.......................................  $56,427   $ 57,396   $134,104
  Europe..............................................    2,517      2,812     39,128
  South America.......................................       --         --     15,337
  Other...............................................       --         --      6,744
                                                        -------   --------   --------
          Total consolidated..........................  $58,944   $ 60,208   $195,313
                                                        =======   ========   ========
Net sales or transfers between
  geographic areas
  United States.......................................  $    --   $     --   $  5,944
  Europe..............................................      144        109      8,345
  South America                                              --         --         --
  Other...............................................       --         --          9
                                                        -------   --------   --------
          Total.......................................  $   144   $    109   $ 14,298
                                                        =======   ========   ========
Operating profit:
  United States.......................................  $ 3,657   $  5,067   $ 13,667
  Europe..............................................      214        173      1,539
  South America.......................................       --         --      2,697
  Other...............................................       --         --        303
                                                        -------   --------   --------
          Total.......................................  $ 3,871   $  5,240   $ 18,206
                                                        =======   ========   ========
Identifiable assets at year-end:
  United States.......................................  $32,984   $ 98,170   $114,424
  Europe..............................................    1,835     13,915     19,734
  South America.......................................       --         --     27,139
  Other...............................................       --      6,976      1,855
                                                        -------   --------   --------
          Total.......................................  $34,819   $119,061   $163,152
                                                        =======   ========   ========

     The Company's intercompany policy is to transfer product at estimated market prices. Identifiable assets are those assets of the Company that are identifiable with the operations in each geographic area. Export sales for the years ended September 30, 1995, 1996, and 1997, were approximately $4,828, $1,846, and $19,994, respectively.

15. SUBSEQUENT EVENT

     Effective October 1997, the Company acquired ACP Holdings PLC, a United Kingdom based designer and manufacturer of heavy machinery for the road construction and quarrying industries for approximately $3.0 million in cash. The acquisition was financed using the Company's existing revolving line of credit. In addition, the Company may pay additional payments of the Company's common stock contingent upon achieving specified earning levels in future periods. These contingent payments, if any, will be reflected as acquisition costs when the contingencies are resolved.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE COMMON STOCK, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, OR AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    3
The Offering..........................    6
Risk Factors..........................    8
Use of Proceeds.......................   14
Price Range of Common Stock and
  Dividend Policy.....................   15
Capitalization........................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   22
Management............................   33
Principal and Selling Stockholders....   34
Description of Capital Stock..........   35
Underwriting..........................   39
Incorporation of Certain Documents by
  Reference...........................   41
Legal Matters.........................   41
Experts...............................   41
Available Information.................   42
Index to Consolidated Financial
  Statements..........................  F-1

======================================================
======================================================

                                3,600,000 SHARES
                                     [LOGO]

                            GENCOR INDUSTRIES, INC.

                                 COMMON STOCK
                                ($.10 PAR VALUE)

                              SCHRODER & CO. INC.

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                           CREDIT LYONNAIS SECURITIES
                                   (USA) INC.

                        BLUESTONE CAPITAL PARTNERS, L.P.

                                            , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a list of the expenses to be incurred by the Company in connection with the distribution of the Common Stock being registered hereby.

Securities and Exchange Commission registration fee.........  $ 29,693
National Association of Securities Dealers, Inc. filing
  fee.......................................................    10,566
American Stock Exchange listing fee.........................    17,500
Printing costs..............................................    80,000*
Accounting fees and expenses................................    80,000*
Legal fees and expenses (not including Blue Sky)............    80,000*
Miscellaneous...............................................    52,241*
                                                              --------
          Total.............................................  $350,000*
                                                              ========

---------------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law of the State of Delaware sets forth the conditions and limitations governing the indemnifications of officers, directors and other parties.

     Article VI of the Company's By-Laws (the "By-Laws") provides in part that the Company shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company, as a director, officer, employee or agent of certain other entities, against all expense, liability and loss reasonably incurred or suffered by such person in connection with such action, suit or proceeding, and under certain circumstances, whether or not the indemnified liability arises or arose from any threatened, pending or completed action by or in the right of the Company. Responsibility for determinations with respect to such indemnifications shall be made by the Board of Directors, by independent legal counsel or by the stockholders of the Company.

     The Company has also entered into indemnity agreements (the "Indemnity Agreements") with its Directors and officers that expend the protection provided to the Company's directors and officers and are based upon sections of the General Corporation Law of the State of Delaware and Article VI, subsection 1(f) of the Company's By-Laws which recognize the validity of additional indemnity rights granted by agreement. The substantive content of the Indemnity Agreements and Article VI of the By-Laws is substantially the same except that, pursuant to the Indemnity Agreements, indemnity is expressly provided for settlements in derivative actions, and partial indemnification is permitted in the event that the director or officer is not entitled to full indemnification.

     Both the General Corporation Law of the State of Delaware and Article VI,
Section 2 of the Company's By-Laws provide that the Company may maintain insurance to cover loss incurred pursuant to liability to directors and officers of the Company arising under the Securities Act of 1933, as amended (the "Securities Act").

     Reference is made to Section        of the Underwriting Agreement (Exhibit
1.1 to this Registration Statement) which provides for indemnification of the Registrant's officers, directors and controlling persons by the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS

     See the Exhibit Index at page II-4 of this Registration Statement

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such abilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action ,suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and obtained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be anew registration statement relating to the securities offered therein, and the offer in of such securities at the time shall be deemed to be the initial bona fide public offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on June 12, 1998.

                                          GENCOR INDUSTRIES, INC.

                                          By:       /s/ E.J. ELLIOTT
                                            ------------------------------------
                                                        E.J. Elliott
                                                       President and
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned, being a Director and/or officer of Gencor Industries, Inc., a Delaware corporation, hereby constitutes and appoints E.J. Elliott and Russell R. Lee, III, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary or advisable to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on June 12, 1998, by the following persons in the capacities indicated:

                     SIGNATURES                                             TITLE
                     ----------                                             -----

                  /s/ E.J. ELLIOTT                       President, Chairman of the Board (Principal
-----------------------------------------------------      Executive Officer)
                    E.J. Elliott

               /s/ RUSSELL R. LEE, III                   Treasurer (Principal Financial and
-----------------------------------------------------      Accounting Officer)
                 Russell R. Lee, III

                 /s/ JOHN E. ELLIOTT                     Executive Vice President, Director
-----------------------------------------------------
                   John E. Elliott

              /s/ CONSTANTINE L. CORPAS                  Director
-----------------------------------------------------
                Constantine L. Corpas

                 /s/ PETER KOURMOLIS                     Director
-----------------------------------------------------
                   Peter Kourmolis

                 /s/ GLENN B. DALBY                      Director
-----------------------------------------------------
                   Glenn B. Dalby

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
-------                         -----------------------
   1.1    --  Form of Underwriting Agreement*
   5.1    --  Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
              P.A.
  23.1    --  Consent of Deloitte & Touche LLP
  23.2    --  Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
              P.A. (contained in Exhibit 5.1)
    24    --  Power of Attorney (contained in Signature Page)
    27    --  Financial Data Schedule (electronic filing only)

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* To be added by amendment.